N/o Act PE 12-30-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11006016

February 11, 2011

Linda L. Griggs
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-11

Re: Bristol-Myers Squibb Company
Incoming letter dated December 30, 2010

Dear Ms. Griggs:

This is in response to your letters dated December 30, 2010, January 24, 2011, and January 27, 2011 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 10, 2011, January 11, 2011, January 17, 2011, January 19, 2011, January 24, 2011, January 25, 2011, and January 27, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bristol-Myers Squibb Company
Incoming letter dated December 30, 2010

The proposal relates to acting by written consent.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Bristol-Myers raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that Bristol-Myers has met its burden of establishing that the letter is not from the record holder of the proponent's securities. In addition, under the specific circumstances described in your letter, we are unable to concur in your view that the proponent was required to provide additional documentary support evidencing that he satisfied the minimum ownership requirement as of the date that he revised his proposal. Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request (supplemented) to avoid this established rule 14a-8 proposal.

Motorola, Inc. (January 24, 2011) shows the continuing importance of following proper procedures "in reliance on rule 14a-8(b) and 14a-8(f)."

The company no action request repeatedly emphasizes the importance of precedents, yet provides no precedent of a company failing to follow proper procedure and avoiding a rule 14a-8 proposal nonetheless.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business. The broker was a reliable source of broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Attached is the letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mr. Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

At this late date the company makes a number of unsupported explicit or implicit claims plus the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting.

The carefully crafted company January 27, 2011 letter does not give a date the company first noticed any issue with the handwriting. The company incorrectly claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal. The company ignores the 14-day rule to give the proponent full disclosure of any issues.

According to the company it is presumably not the duty of the company to examine 10-words of handwriting in a broker letter until the company decides to replicate a no action request by another company.

The company claims that if it terms a broker letter unreliable for the first time just days before the company's no action request deadline, then no procedural steps or deadlines apply other than filing a no action request. By adding its October 12, 2010 letter to its extended narrative the January 27, 2011 company letter appears to claim it already had an "unreliable" broker letter on October 12, 2010 when it had in fact had no broker letter whatsoever.

The company incorrectly claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal. The company fails to cite one precedent for this.

The company has no obligation to give complete notice of all issues in a second letter *unless* it intends to follow proper procedure in an attempt to avoid the proposal through the no action process.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

It seems that the company has only firmly established a plausible date for the transfer of the DJF accounts to another firm. And a plausible date is all the company needs for its tale of innuendo. The company use of quotes like, "We look forward to welcoming theses accounts ..." does nothing to establish a date.

The company does not cite the source for its rule:
"A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the Rule 14a-8 activities of the Proponent and his agent, Mr. Chevedden."

The company January 27, 2011 letter now gives the source as the company interpretative narrative.

It appears that the company would insist that a proponent cannot not talk to his broker about corporate governance because governance is a key factor in "Rule 14a-8 activities." And there is still no source for the company definition of "Rule 14a-8 activities." How many years of independence are supposedly required? The company needs to explain its rules in greater detail to at least complete its fictional narrative.

The company claims that a typical broker is incapable of checking 8 form letters in a day. The company claims that a revision triggers a gap in the application of a broker letter and there is no gap when there is no revision. Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company does not explain a need for its scenario of an October 12, 2010 "scramble" given that Mark Filiberto was President of DJF Discount Brokers until November 15, 2010.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned more than a decade because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

The company's previous discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

January 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 21, 2010

The proposal relates to human rights.

We are unable to conclude that Motorola has met its burden of establishing that it may exclude The Domestic and Foreign Missionary Society of the Episcopal Church and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio as co-proponents of the proposal under rule 14a-8(f). In this regard, we note that Motorola does not state whether or not these two co-proponents responded to Motorola's request for documentary support and, if they did respond, why the responses fail to establish that the co-proponents satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Motorola may omit The Domestic and Foreign Missionary Society of the Episcopal Church and Congregation of the Sisters of Charity of the Incarnate Word, San Antonio as co-proponents of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Linda L. Griggs
Partner
202.739.5245
lgriggs@morganlewis.com

January 27, 2011

VIA HAND DELIVERY AND EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Shareholder Proposal Submitted by Mr. John Chevedden on Behalf of Mr. Kenneth Steiner
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Bristol-Myers Squibb Company (the "Company") to respond to the letter dated January 24, 2011 (the "January 24, 2011 Letter") and the letter dated January 25, 2011, which is substantially the same as the January 24, 2011 Letter (the "January 25, 2011 Letter, and along with the January 24, 2011 Letter, the "New Chevedden Letters"), submitted by Mr. John Chevedden with respect to the no-action request that we submitted to the staff of the Division of Corporation Finance (the "Staff") on December 30, 2010 (the "No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of the Company. The No-Action Request relates to a shareholder proposal regarding shareholder action by written consent submitted by Mr. Chevedden on behalf of Mr. Kenneth Steiner (the "Proponent") by email dated, and received on, November 13, 2010 (the "November 13, 2010 Submission"), which replaced a shareholder proposal regarding shareholder action by written consent submitted by Mr. Chevedden on behalf of the Proponent by email dated, and received on, October 6, 2010 (the "Original Rule 14a-8 Proposal").

With the receipt of the New Chevedden Letters, the Company has now received six letters from Mr. Chevedden with respect to the No-Action Request. Mr. Chevedden submitted a letter dated January 10, 2011 (the "January 10, 2011 Letter"), a letter dated January 11, 2011 (the "January 11, 2011 Letter"), attaching a letter dated January 11, 2010 [sic] from Mr. Mark Filiberto (the "Filiberto Letter"), a letter dated January 17, 2011 (the "January 17, 2011 Letter"), and a letter dated January 19, 2011 (the "January 19, 2011 Letter" and, along with the January 10, 2011 Letter, the January 11, 2011 Letter and the January 17, 2011 Letter, the "Prior Chevedden Letters"), which we addressed on behalf of the Company by letter dated January 24, 2011 (the "Prior Company Response"). In addition, the January 24, 2011 Letter and the January 25, 2011 Letter each attached a new letter from Mr. Mark Filiberto that is dated January 21, 2011 (rather than January 11, 2010 [sic], the date of the Filiberto Letter), but is identical in all substantive respects to the Filiberto Letter (the "New Filiberto Letter").

The January 24, 2011 Letter, enclosed as Exhibit A hereto, and the January 25, 2011 Letter, enclosed as Exhibit B hereto, contain inaccuracies, as did the Prior Chevedden Letters, and repeat various unsupported assertions made in the Prior Chevedden Letters. Once again, each of the New Chevedden Letters and the New Filiberto Letter fails to address the reliability concerns that we identified in the No-Action Request or to rebut the factual inferences cited in the No-Action Request.

Mr. Chevedden identified the proposal submitted in the November 13, 2010 Submission as the "Rule 14a-8 Proposal Revision." We use the term "Rule 14a-8 Proposal Revision" in this letter to refer to the revised proposal submitted on November 13, 2010 and the term "Proposals" to refer to both the Original Rule 14a-8 Proposal and the Rule 14a-8 Proposal Revision.

We respectfully reiterate our request in the No-Action Request that the Staff concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposals from its 2011 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

This letter will address various inaccuracies and arguments in the New Chevedden Letters that are different from the inaccuracies and arguments in the Prior Chevedden Letters. In addition, it will briefly explain why, notwithstanding the New Chevedden Letters and the New Filiberto Letter, we continue to have concerns about the reliability of Mr. Chevedden's share ownership verification processes for the Proposals and about whether the pre-typed, pre-signed DJF Discount Brokers form, dated "12 October 2010" (the "Purported Verification Letter"), complies with Rule 14a-8(b)(2).

The New Chevedden Letters make the following inaccurate statements:

- In the New Chevedden Letters, Mr. Chevedden states as follows: "At this late date the company makes a number of unsupported explicit or implicit claims and the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting."
    - The Prior Company Response did not make any new "claims" or make any new arguments "[a]t this late date." The "claims" and arguments in the Prior

Company Response are consistent with the Company's "claims" and arguments in the No-Action request and merely responded to the Prior Chevedden Letters and the Filiberto Letter.

- The Company did not "ignore any details a one-page broker letter until it [read] a no action request by another company that [called] attention to handwriting." The No-Action Request described the handwriting similarities that led the Company to believe that the Purported Verification Letter was completed by Mr. Chevedden, the Proponent's agent, or someone on his behalf, and not by DJF Discount Brokers, and argued that such "statement" was not "from" a broker that was independent of Mr. Chevedden, the agent of the Proponent.

- In the New Chevedden Letters, Mr. Chevedden states as follows: "The company claims that if it terms a broker letter unreliable for the first time just days before the company's no action request deadline, then no procedural steps or deadlines apply other than filing a no action request."
  - Neither the No-Action Request nor the Prior Company Response made that "claim" and the facts are not consistent with Mr. Chevedden's assertion.
  - The Company sent two letters to Mr. Chevedden advising him of the procedural deficiencies in the Proposals. The first letter, dated October 12, 2010 (the "First Deficiency Letter"), advised Mr. Chevedden of the procedural deficiencies in Mr. Chevedden's submission of the Original Rule 14a-8 Proposal on October 6, 2010 (the "October 6, 2010 Submission"), since the October 6, 2010 Submission did not include proof of the Proponent's share ownership as of October 6, 2010, as required by Rule 14a-8(b)(2). The second letter, dated November 23, 2010 (the "Second Deficiency Letter"), advised Mr. Chevedden of the procedural deficiencies in the November 13, 2010 Submission, since the November 13, 2010 Submission did not include proof of the Proponent's share ownership as of November 13, 2010. Each of the First Deficiency Letter and the Second Deficiency Letter advised Mr. Chevedden that he had 14 calendar days from the receipt of the letter to provide the required proof of the Proponent's share ownership. See Sections C.6. intro & b. and G.3. of Staff Legal Bulletin No. 14 (July 13, 2001) and Section C. of Staff Legal Bulletin No. 14B (September 15, 2004). Furthermore, each of the First Deficiency Letter and the Second Deficiency Letter advised Mr. Chevedden of the required form of the proof of the Proponent's share ownership, including by attaching a copy of Rule 14a-8. As we said in the No-Action Request, the Company did not have a further obligation to advise Mr. Chevedden that the form of proof of ownership provided in response to the First Deficiency Letter was insufficient before filing the No-Action Request. See Rule 14a-8(f)(1) and Section C.6. of Staff Legal

Bulletin No. 14. In addition, for the reasons set forth in the No Action Request, the Company continues to regard the submission of the Rule 14a-8 Proposal Revision as a new proposal that replaced the Original 14a-8 Proposal. Therefore, the Company had no obligation to discuss in the Second Deficiency Letter any deficiencies in the Purported Verification Letter that was provided in connection with the Original Rule 14a-8 Proposal that was subsequently replaced by the Rule 14a-8 Proposal Revision.

- In the New Chevedden Letters, Mr. Chevedden states as follows: "The company claims that the broker letter must be signed on the same date that a rule 14a-8 proposals is submitted to a company."
  - Neither the No-Action Request nor the Prior Company Response made that "claim."
  - The No-Action Request stated that "Rule 14a-8(b)'s procedural requirement for the proponent to prove the requisite share ownership as of the submission date of a shareholder proposal is a bedrock principle of eligibility to submit a shareholder proposal in the first place."
  - In addition, the No-Action Request and the Prior Company Response noted that Mr. Filiberto asserted in the Purposed Verification Letter that he "certifies as of the date of this certification," i.e., "12 October 2010," the Proponent's share ownership. We questioned whether on "12 October 2010" Mr. Filiberto could really have certified the accuracy of the Proponent's share ownership information as of "12 October 2010" when at least eight letters that provided proof of the Proponent's share ownership were all dated "12 October 2010."

The New Chevedden Letters also include the following arguments that we believe require responses:

- In the New Chevedden Letters, Mr. Chevedden asserts as follows: "The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business." In the January 25, 2011 Letter, Mr. Chevedden adds that "[t]he proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades."
  - While the intent of Mr. Chevedden's statements is unclear, we take them to mean that the Proponent and Mr. Chevedden were not in control of DJF Discount Brokers' transfer of its retail brokerage accounts to Muriel Siebert & Co., Inc., and that, through no fault of the Proponent or Mr. Chevedden, Mr. Chevedden had no choice but to use the pre-typed, pre-signed DJF Discount

Brokers forms, and to scramble on "12 October 2010" to secure from Mr. Filiberto the necessary account information for the Proponent in the eight companies so that Mr. Chevedden could complete the forms before the Proponent's account was transferred to Muriel Siebert & Co., Inc., possibly on the next day, October 13, 2010.

- But, in fact, "12 October 2010" was not the first time that Mr. Chevedden had used these same pre-typed, pre-signed DJF Discount Brokers forms from Mr. Filiberto. The No-Action Request enclosed as Exhibit J thereto sample copies of the same pre-typed, pre-signed form that Mr. Chevedden has used in prior years. Thus, Mr. Chevedden's use of these pre-typed, pre-signed forms from Mr. Filiberto did not happen this one time because of the imminent transfer of the Proponent's brokerage account from DJF Discount Brokers to Muriel Siebert & Co., Inc. Nor, apparently, was "12 October 2010" the last time that Mr. Chevedden used the DJF Discount Broker forms. In fact, he used the same form on "25 October 2010" (enclosed hereto as Exhibit C) to provide proof of Mr. Chevedden's share ownership in Textron Inc. See Textron Inc. (January 5, 2011; appeal denied January 12, 2011).

- Thus, either the Proponent's DJF Discount Brokers account was not in imminent danger on "12 October 2010" of being transferred to Muriel Siebert & Co., Inc. or, more troubling, the account was in fact transferred on October 13, 2010 as the Muriel Siebert & Co., Inc. press release seems to state, but Mr. Chevedden and Mr. Filiberto continued to use the same pre-typed, pre-signed DJF Discount Brokers form after the Proponent's account was transferred out of DJF Discount Brokers. As we noted in the Prior Response, neither Mr. Chevedden nor Mr. Filiberto has addressed when in fact the Proponent's account was transferred to Muriel Siebert & Co., Inc. The New Chevedden Letters and the New Filiberto Letter continue to fail to address this issue.

- In any event, neither Mr. Chevedden nor Mr. Filiberto explains how the transfer of the Proponent's DJF Discount Brokers account to Muriel Siebert & Co., Inc. somehow adversely affected the Proponent's and Mr. Chevedden's ability to obtain a letter from Muriel Siebert & Co., Inc. providing proof of the Proponent's share ownership. Muriel Siebert's October 13, 2010 press release announcing the acquisition of the DJF Discount Brokers accounts stated as follows: "We look forward to welcoming these accounts to the Sierbert family and **providing them with excellent customer support and service.**" (*Emphasis added*) Neither the Prior Chevedden Letters nor the New Chevedden Letters describe any efforts to obtain proof of share ownership from Muriel Siebert, or why such efforts would have been unsuccessful, within the 14-day deadline of Rule 14a-8(f)(1).

- In the New Chevedden Letters, Mr. Chevedden states as follows: "The company does not cite the source for its rule: 'A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the Rule 14a-8 activities of the Proponent and his agent, Mr. Chevedden.'"

  - In the No-Action Request, we stressed that Rule 14a-8(b), before it was rewritten in "plain English," required that the proof of share ownership be submitted by a record owner or "an independent third party," and we cited the Commission's release that stated that, "[u]nless specifically indicated otherwise, none of [the revisions to recast Rule 14a-8 into a more plain-English Question & Answer format] are intended to signal a change in our current interpretations." See Securities Exchange Act Release No. 40018 (May 21, 1998), 63 FR 29106 at note 13 (May 28, 1998).

  - In order for the phrase "independent third party" to have any meaning, given that the proponent's own broker, including an introducing broker, is eligible to submit the proof of ownership information under Rule 14a-8(b)(2), it must mean that an authorized agent of the broker must prepare the "statement" providing proof of the proponent's share ownership for purposes of Rule 14a-8, and that the broker and its authorized agent do not have any relationship with the proponent or his agent other than serving as the proponent's broker that could give rise to a concern about the reliability for Rule 14a-8(b)(2) purposes of that share ownership statement "from" the broker. If Mr. Chevedden claims that he was DJF Discount Brokers' authorized agent in completing the pre-typed, pre-signed forms for DJF Discount Brokers, he certainly is not independent of the Proponent and the Proponent's agent – because he is the Proponent's agent. Alternatively, if Mr. Chevedden claims that Mr. Filiberto's "supervision" of Mr. Chevedden's completion of the pre-typed, pre-signed forms means that Mr. Filiberto is DJF Discount Brokers' authorized agent who provided the required "statement" that is "from" DJF Discount Brokers, then the record is clear that Mr. Filiberto is not independent from Mr. Chevedden for purposes of Rule 14a-8(b)(2). Given that Mr. Chevedden has acted as Mr. Filiberto's agent in submitting Rule 14a-8 shareholder proposals – including proposals relating to the ability of shareholders to call a special shareholder meeting, a proposal often paired by corporate governance activists with a shareholder action by written consent proposal of the type at issue here (see, e.g., Alcoa Inc. (February 19, 2009)) – Mr. Filiberto would appear not to be an "independent third party" with respect to the Proponent's agent, Mr. Chevedden. The requirement for submission of independent proof of share ownership is intended to provide evidence to a company and the Staff on which they can rely in determining whether the proponent has met his burden of proof to demonstrate his share ownership for purposes of the eligibility requirements of Rule 14a-8(b)(2).

Indeed, neither Mr. Chevedden nor Mr. Filiberto provides any evidence that the "statement" of the Proponent's share ownership that Rule 14a-8(b)(2) requires be "from" the broker in fact came from DJF Discount Brokers. Neither the New Chevedden Letters nor the New Filiberto Letter states that Mr. Filiberto, or another employee at DJF Discount Brokers, completed the Purported Verification Letter. In addition, neither the New Chevedden Letters nor the New Filiberto Letter provides any new evidence supporting the reliability of the Purported Verification Letter, or explains why the transfer of the Proponent's brokerage account made it impossible for the Proponent to submit a new proof of share ownership. The New Chevedden Letters, like the Prior Chevedden Letters, simply mischaracterize the Company's arguments without addressing the facts and the Company's serious concerns about the reliability of the Purported Verification Letter.

* * *

For the reasons set forth in the No-Action Request, the Prior Company Response and herein, we submit that the Proponent has not met his burden to provide the required proof of his share ownership. Therefore, we respectfully request the Staff's concurrence with our views that the Rule 14a-8 Proposal Revision may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because no proof of the Proponent's share ownership was provided as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision, and that the Proposals may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not met his burden of providing reliable proof of his share ownership as of the October 6, 2010 submission date of the Original Rule 14a-8 Proposal.

Thank you for your consideration of this letter.

Sincerely,



Linda L. Griggs

Enclosures

cc: Ms. Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary
(with enclosures)

Mr. John Chevedden
(with enclosures)

Mr. Kenneth Steiner

(with enclosures)

Exhibits:

A The January 24, 2011 Letter of Mr. John Chevedden, attaching the January 21, 2010 letter signed by Mark Filiberto

B The January 25, 2011 Letter of Mr. John Chevedden, attaching the January 21, 2010 letter signed by Mark Filiberto

C The "25 October 2010" Letter of DJF Discount Brokers sent to Textron Inc.

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

At this late date the company makes a number of unsupported explicit or implicit claims and the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting. It is presumably not the burden of the company to examine 10-words of handwriting in a broker letter until the company decides to replicate a no action request by another company. The company claims that if it terms a broker letter unreliable for the first time near the no action request deadline, then no procedural steps or deadlines apply other than filing a no action request.

The company claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal.

It seems that the company has only firmly established a plausible date for the transfer of the DJF accounts to another firm. And a plausible date is all the company needs for its tale of innuendo.

The company does not cite the source for its rule:
"A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the <u>Rule 14a-8 activities</u> of the Proponent and his agent, Mr. Chevedden."

It appears that the company would insist that a proponent cannot not talk to his broker about corporate governance because governance is a key factor in Rule 14a-8 activities. And where is the source for the company definition of "Rule 14a-8 activities" and how many years of independence is required. The company needs to explain its rules in greater detail to complete its fictional account.

The company claims that the broker letter must be signed on the same date that a rule 14a-8 proposals is submitted to a company. The company claims that a typical broker is incapable of checking 8 form letters in a day. The company claims that a revision triggers a gap in the application of a broker letter and when there is no revision there is no gap. Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company's previous discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

EXHIBIT B

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business. The broker was a reliable source of broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

At this late date the company makes a number of unsupported explicit or implicit claims plus the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting. It is presumably not the burden of the company to examine 10-words of handwriting in a broker letter until the company decides to replicate a no action request by another company.

The company claims that if it terms a broker letter unreliable for the first time just days before the company's no action request deadline, then no procedural steps or deadlines apply other than filing a no action request.

The company claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal.

It seems that the company has only firmly established a plausible date for the transfer of the DJF accounts to another firm. And a plausible date is all the company needs for its tale of innuendo.

The company does not cite the source for its rule:
"A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the Rule 14a-8 activities of the Proponent and his agent, Mr. Chevedden."

It appears that the company would insist that a proponent cannot not talk to his broker about corporate governance because governance is a key factor in "Rule 14a-8 activities." And where is the source for the company definition of "Rule 14a-8 activities" and how many years of independence is supposedly required. The company needs to explain its rules in greater detail to at least complete its fictional account.

The company now claims that the broker letter must be signed on the same date that a rule 14a-8 proposal is submitted to a company. The company claims that a typical broker is incapable of checking 8 form letters in a day. The company claims that a revision triggers a gap in the application of a broker letter and there is no gap when there is no revision. Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company's previous discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

EXHIBIT C



DISCOUNT BROKERS

Date: 25 OCTOBER 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1800 shares of Textron Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/2/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request (supplemented) to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business. The broker was a reliable source of broker letters for many years. This may explain why the company apparently gave the 2011 broker letter only a quick glace when it was received.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

At this late date the company makes a number of unsupported explicit or implicit claims plus the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting. It is presumably not the burden of the company to examine 10-words of handwriting in a broker letter until the company decides to replicate a no action request by another company.

The company claims that if it terms a broker letter unreliable for the first time just days before the company's no action request deadline, then no procedural steps or deadlines apply other than filing a no action request.

The company claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal.

It seems that the company has only firmly established a plausible date for the transfer of the DJF accounts to another firm. And a plausible date is all the company needs for its tale of innuendo.

The company does not cite the source for its rule:
"A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the Rule 14a-8 activities of the Proponent and his agent, Mr. Chevedden."

It appears that the company would insist that a proponent cannot not talk to his broker about corporate governance because governance is a key factor in "Rule 14a-8 activities." And where is the source for the company definition of "Rule 14a-8 activities" and how many years of independence is supposedly required. The company needs to explain its rules in greater detail to at least complete its fictional account.

The company now claims that the broker letter must be signed on the same date that a rule 14a-8 proposal is submitted to a company. The company claims that a typical broker is incapable of checking 8 form letters in a day. The company claims that a revision triggers a gap in the application of a broker letter and there is no gap when there is no revision. Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company's previous discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this established rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies.

At this late date the company makes a number of unsupported explicit or implicit claims and the company is making up its own rules. The company claims that it can ignore any details a one-page broker letter until it reads a no action request by another company that calls attention to handwriting. It is presumably not the burden of the company to examine 10-words of handwriting in a broker letter until the company decides to replicate a no action request by another company. The company claims that if it terms a broker letter unreliable for the first time near the no action request deadline, then no procedural steps or deadlines apply other than filing a no action request.

The company claims that when it asks for a second broker letter it need not address any issue in a broker letter that the company already received for the same proposal.

It seems that the company has only firmly established a plausible date for the transfer of the DJF accounts to another firm. And a plausible date is all the company needs for its tale of innuendo.

The company does not cite the source for its rule:
"A broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the <u>Rule 14a-8 activities</u> of the Proponent and his agent, Mr. Chevedden."

It appears that the company would insist that a proponent cannot not talk to his broker about corporate governance because governance is a key factor in Rule 14a-8 activities. And where is the source for the company definition of "Rule 14a-8 activities" and how many years of independence is required. The company needs to explain its rules in greater detail to complete its fictional account.

The company claims that the broker letter must be signed on the same date that a rule 14a-8 proposals is submitted to a company. The company claims that a typical broker is incapable of checking 8 form letters in a day. The company claims that a revision triggers a gap in the application of a broker letter and when there is no revision there is no gap. Revisions, or the root of the word revision, are mentioned 50-times in Rule 14a-8 and the associated Staff Legal Bulletins 14 through 14E. Yet there is not one notation that a revision triggers a requirement for a second broker letter.

The company's previous discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Linda L. Griggs
Partner
202.739.5245
lgriggs@morganlewis.com

January 24, 2011

VIA HAND DELIVERY AND EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Shareholder Proposal Submitted by Mr. John Chevedden on Behalf of Mr. Kenneth Steiner
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Bristol-Myers Squibb Company (the "Company") to respond to the letter dated January 10, 2011 (the "January 10, 2011 Letter"), the letter dated January 11, 2011 (the "January 11, 2011 Letter"), attaching a letter dated January 11, 2010 [sic] from Mr. Mark Filiberto (the "Filiberto Letter"), the letter dated January 17, 2011 (the "January 17, 2011 Letter"), and the letter dated January 19, 2011 (the "January 19, 2011 Letter" and, along with the January 10, 2011 Letter, the January 11, 2011 Letter and the January 17, 2011 Letter, the "Chevedden Letters") submitted by Mr. John Chevedden with respect to the no-action request that we submitted to the staff of the Division of Corporation Finance (the "Staff") on December 30, 2010 (the "No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of the Company. The No-Action Request relates to a shareholder proposal regarding shareholder action by written consent submitted by Mr. Chevedden on behalf of Mr. Kenneth Steiner (the "Proponent") by email dated, and received on, November 13, 2010 (the "November 13, 2010 Submission"), which replaced a shareholder proposal regarding shareholder action by written consent submitted by Mr. Chevedden on behalf of the Proponent by email dated, and received on, October 6, 2010 (the "Original Rule 14a-8 Proposal").

Mr. Chevedden identified the proposal submitted in the November 13, 2010 Submission as the "Rule 14a-8 Proposal Revision." We use the term "Rule 14a-8 Proposal Revision" in this letter to refer to the revised proposal submitted on November 13, 2010 and the term "Proposals" to refer to both the Original Rule 14a-8 Proposal and the Rule 14a-8 Proposal Revision.

We respectfully reiterate our request in the No-Action Request that the Staff concur that it will not recommend enforcement action to the Securities and Exchange Commission if the Company omits the Proposals from its 2011 proxy materials.

This letter will address various inaccuracies, assertions and arguments in the Chevedden Letters. In addition, it will highlight what the Chevedden Letters and the Filiberto Letter do not say, which omissions reinforce our concerns about the unreliability of Mr. Chevedden's share ownership verification processes for the Proposals.

The January 10, 2010 Letter, enclosed as Exhibit A hereto, makes the following inaccurate statement on page 1 of the Letter: "The company opines that a revision, with resolved text that is identical with the original, cannot be considered a revision."

- The No-Action Request did not say that.
- The No-Action Request stated that the Rule 14a-8 Proposal Revision represented a new proposal "due to the **significance of the changes** in the Revised Supporting Statement compared to the Original Supporting Statement . . . **and** the specific statement in the Proponent's Letter submitted as the cover letter for the November 13, 2010 Submission that the Proponent is submitting the Rule 14a-8 Proposal Revision for the next annual shareholders' meeting, thus replacing the Original 14a-8 Proposal." *(Emphasis added)* The Company continues to regard the Rule 14a-8 Proposal Revision as a new proposal that replaced the Original 14a-8 Proposal.

The January 11, 2011 Letter, enclosed as Exhibit B hereto, and the January 19, 2011 Letter, enclosed as Exhibit D hereto, make the following inaccurate statement: "The company appears to claim that DJF Discount Brokers did not exist after October 13, 2010."

- The No-Action Request did not say that.
- The No-Action Request stated that, in its press release, "Muriel Siebert & Co., Inc. had announced its acquisition of the retail brokerage accounts of DJF Discount Brokers on October 13, 2010." Muriel Siebert & Co., Inc. did not announce the acquisition of DJF Discount Brokers. It announced the acquisition of DJF Discount Brokers' retail brokerage accounts. Based on this

public disclosure, the Company believes that the Proponent's account was no longer at DJF Discount Brokers after October 13, 2010.

The January 19, 2011 Letter makes two assertions that mischaracterize the No-Action Request: First, it asserts that the Company's concern about Mr. Filiberto's independence from Mr. Chevedden suggests that any broker who executes trades for a Rule 14a-8 proponent could not be considered independent and would need to "have to have an outside auditor sign the broker letter."

- The No-Action Request did not suggest that a broker who executes orders to buy and sell stock is not independent of a Rule 14a-8 proponent.

- The No-Action Request states as follows: "Moreover, even if Mr. Filiberto completed the form, he would not be a person who was independent from the Proponent because he has been intimately involved with the Proponent's agent, Mr. Chevedden, in Mr. Chevedden's **shareholder proposal activities**." (*Emphasis added)* The broker's independence that Rule 14a-8 requires for a reliable verification of the Proponent's share ownership is independence from the Rule 14a-8 activities of the Proponent and his agent, Mr. Chevedden. The Chevedden Letters do not assert Mr. Filiberto's independence from Mr. Chevedden for Rule 14a-8 purposes.

Second, the January 19, 2011 Letter responds to the "gap" addressed in the No-Action Request by saying that "Mr. Steiner continuously had a 2011 proposal before the company from the date of his first 2011 submission."

- The No-Action Request never suggested that the Proponent did not have a 2011 proposal before the Company at any time between October 6, 2010, when the Original Rule 14a-8 Proposal was submitted, and November 13, 2010, when the Rule 14a-8 Proposal Revision was submitted.

- The "gap" described in the No-Action Request is the absence of evidence of the Proponent's required share ownership between "October 6, 2010, the submission date of the Original Rule 14a-8 Proposal, [or October 12, 2010, the date of the Purported Verification Letter] and November 13, 2010, the submission date of the Rule 14a-8 Proposal Revision." This "gap" can only "be closed" with reliable proof of the Proponent's share ownership as of November 13, 2010, the submission date of the Rule 14a-8 Proposal Revision. (Section C.1.c.(3) of Staff Legal Bulletin No. 14 (July 13, 2001).)

The January 17, 2011 Letter, enclosed as Exhibit C hereto, asserts that "[t]he Company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue by claiming that the revision is a new proposal [because] the company failed to properly notify the proponent of a claimed handwriting procedural issue, first raised now, within the 14-days of the submittal of [the 'new'] proposal." The procedural issue raised in connection with the Rule 14a-8 Proposal Revision related to the lack of proof of the Proponent's share ownership as of the date of the November 13, 2010 Submission. The Company advised Mr. Chevedden of this procedural deficiency in the November 23, 2010 letter, advising him that he needed to provide proof of the Proponent's share ownership as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision (the "Second Deficiency Letter"). Mr. Chevedden never provided such proof of ownership.

The Company could not have advised Mr. Chevedden of any "handwriting procedural issue" as it related to the November 13, 2010 Submission because Mr. Chevedden had not included proof of share ownership with the November 13, 2010 Submission. To have advised Mr. Chevedden of the "handwriting procedural issue" in the Second Deficiency Letter, the Company would have had to assume that Mr. Chevedden would provide the Company with the same form of proof of share ownership as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision as he had in the Purported Verification Letter by which he had sought to provide proof of the Proponent's share ownership as of October 6, 2010, the date of submission of the Original Rule 14a-8 Proposal. Rule 14a-8 does not require a company to make any assumptions as to how a proponent will submit proof of share ownership and to warn such proponent against any possible deficiencies. Furthermore, the Company did not need to consider whether the Purported Verification Letter could be considered to provide the required proof of share ownership as of November 13, 2010 because the Purported Verification Letter related only to such ownership as of October 6, 2010, not as of November 13, 2010. Accordingly, and consistent with Mr. Chevedden's assertion in the January 19, 2011 Letter that "[t]he proponent is entitled to clear notice of any claimed issue with a rule 14a-8 proposal," the Company sent the Second Deficiency Letter to Mr. Chevedden advising him of the need for proof of the Proponent's share ownership as of November 13, 2010. Mr. Chevedden never provided such proof of share ownership.

If Mr. Chevedden had submitted the same type of pre-printed, pre-signed form as the Purported Verification Letter addressing the Proponent's share ownership as of November 13, 2010, he may have been able to claim that the Company should have advised him in the Second Deficiency Letter of the "handwriting procedural issue" (assuming, of course, that the Company knew of the various reliability issues as of November 23, 2010, the date of the Second Deficiency Letter). But neither Mr. Chevedden nor the Proponent submitted proof of the Proponent's share ownership as of November 13, 2010, either as part of the November 13, 2010 Submission or within 14 days after receiving the Second Deficiency Letter dated November 23,

2010 – although, presumably, the Proponent could easily have obtained proof of his share ownership from Muriel Siebert & Co., Inc., if Muriel Siebert & Co, Inc. then had control of the Proponent's brokerage account.

Mr. Chevedden's January 11, 2011 Letter provides a possible explanation for why Mr. Chevedden did not submit a new proof of the Proponent's share ownership as of November 13, 2010 in response to the Second Deficiency Letter. We have learned for the first time from the Filiberto Letter attached to the January 11, 2011 Letter that Mr. Filiberto ceased being the President of DJF Discount Brokers on November 15, 2010. Therefore, when Mr. Chevedden received the Second Deficiency Letter, which was dated November 23, 2010, he could no longer ask Mr. Filiberto to provide the required proof of the Proponent's share ownership as of November 13, 2010 because Mr. Filiberto was no longer the President of DJF Discount Brokers after November 15, 2010. None of the Chevedden Letters nor the Filiberto Letter claims that a new proof of the Proponent's share ownership could have been submitted as of November 13, 2010 in response to the Second Deficiency Letter – presumably, because their usual pre-signed form could no longer be used since Mr. Filiberto was no longer President of DJF Discount Brokers on November 23, 2010.

More fundamentally, Mr. Chevedden's argument that "the Company is in violation of Rule 14a-8" does not relate in any way to the Company's position that, even if the Rule 14a-8 Proposal Revision is not a new proposal for purposes of Rule 14a-8(b)(2), the Purported Verification Letter, addressing the Proponent's share ownership as of the October 6, 2010 submission date of the Original Rule 14a-8 Proposal, is not reliable. Simply stated, neither Mr. Chevedden nor Mr. Filiberto addresses the Company's reliability concerns, and what they do not say underscores our concerns about the reliability of the Purported Verification Letter and demonstrates convincingly that the Proponent has not met his burden to prove his share ownership as of October 6, 2010.

Neither Mr. Chevedden nor Mr. Filiberto addresses the reliability concerns expressed in the No-Action Request about the completed Purported Verification Letter, dated as of "12 October 2010," which was intended to provide proof of the Proponent's share ownership as of October 6, 2010, or does anything to rebut the following reliability concerns raised by the No-Action Request:

- the concern that no representative of DJF Discount Brokers manually completed and signed the Purported Verification Letter. The Purported Verification Letter appears to be a photocopy of a pre-typed, pre-signed form that was manually completed by someone whose handwriting does not match that of the person who pre-signed the form as President of DJF Discount Brokers. Furthermore, as we noted in our No-Action Request, the handwriting that completed the blanks on the pre-signed form has similarities to the handwriting on the "Post-It Fax Note" affixed to the Purported Verification Letter that shows that the letter was sent to Ms. Sonia Vora at the Company by Mr. Chevedden. Accordingly, it appears that the Purported Verification Letter was completed by Mr. Chevedden, the Proponent's agent. Neither Mr. Chevedden nor Mr. Filiberto denies that the Purported Verification Letter is a photocopy of a pre-typed, pre-signed form which Mr. Chevedden got from Mr. Filiberto, and neither Mr. Chevedden nor Mr. Filiberto claims that the form was manually completed, and then signed, by either Mr. Filiberto or someone else representing DJF Discount Brokers. Furthermore, the Chevedden Letters do not deny that Mr. Chevedden, the Proponent's agent, and not the introducing broker, completed the form by inserting the name of the Company, the number of shares held and the duration of ownership. As the Proponent's agent, Mr. Chevedden's completion of the pre-signed form is no different than if the Proponent himself had completed the form. Even if such completion was under the "supervision" of Mr. Filiberto, as Mr. Filiberto claims in the Filiberto Letter, completion of the share ownership information by a proponent would not comply with the requirement in Rule 14a-8(b)(2) that the proponent submit "a written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying" the proponent's share ownership "at the date [the proponent] submitted [the proponent's] proposal." Clearly, the Purported Verification Letter is not, as required by Rule 14a-8(b)(2), a "statement" that is "from" either the "record" holder of the Proponent's shares, or from his introducing broker as required by the Staff in The Hain Celestial Group, Inc. (October 1, 2008).

- the concern that no one at DJF Discount Brokers verified as of "12 October 2010" the information added to the pre-typed, pre-signed form before Mr. Chevedden submitted the Purported Verification Letter to the Company. We are aware of eight proof of share ownership forms, each dated "12 October 2010," that were submitted by Mr. Chevedden for the Proponent that have the same handwriting characteristics. Without addressing the characteristics of the Purported Verification Letter, all that the Filiberto Letter claims is the following:

  > "Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were [sic] prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter."

Notwithstanding Mr. Filiberto's assertion, the Purported Verification Letter does not appear to provide information as of the date of submission of the Original Rule 14a-8 Proposal that was verified by "the record holder of the shareholder's securities," as required by Section C.1.c.(1) of Staff Legal Bulletin No. 14, or by an introducing broker, as required by the Staff in The Hain Celestial Group, Inc. (October 1, 2008). Neither Mr. Chevedden nor Mr. Filiberto claims that the information that was added manually to the pre-typed, pre-signed form that was verified as of "12 October 2010," even though the Purported Verification Letter itself states that it "certifies that as of the date of this certification" (i.e., "12 October 2010"), the Proponent has the identified share ownership. Moreover, the fact that the Purported Verification Letter is identical to the pre-typed, pre-signed form Mr. Chevedden used to verify proof of the Proponent's ownership of shares in seven other companies, purportedly all on "12 October 2010," makes it hard to believe that the blanks in all such eight forms could have been completed as of "12 October 2010" and faxed to Mr. Filiberto for him to verify that they were, in fact, completed properly to certify the requisite share ownership on "12 October 2010." Indeed, if that unlikely scenario did in fact take place, then Mr. Filiberto could have just as easily provided original, newly signed verification forms dated the date of his actual certification.

- the concern that the "12 October 2010" date – whether added to the form on or after that date – was driven by the fact that the Proponent's brokerage account at DJF Discount Brokers was reportedly transferred to Muriel Siebert & Co., Inc. one day later on October 13, 2010. This is especially troublesome given that the "12 October 2010" date bears no rational relationship to the timing sequences of the Original Rule 14a-8 Proposal or of the other seven shareholder proposals dated "12 October 2010" that Mr. Chevedden submitted to various companies. The inference is that "12 October 2010" was chosen due to the fact that the Proponent's account would no longer be at DJF Discount Brokers after that date, rather than because "12 October 2010" was in fact the date that Mr. Filiberto actually "supervised" Mr. Chevedden's completion of so many forms. Neither Mr. Chevedden nor Mr. Filiberto denies that inference. In addition, neither Mr. Chevedden nor Mr. Filiberto addresses whether the Proponent's account was still at DJF Discount Brokers after "12 October 2010." Presumably, it was not with DJF Discount Brokers after "12 October 2010" given Muriel Siebert & Co., Inc's announcement on October 13, 2010 of the acquisition of DJF Discount Brokers' retail brokerage accounts and given Mr. Filiberto's failure in the Filiberto Letter to address the status of the Proponent's account, focusing instead on the red herring of his continued presidency at DJF Discount Brokers until November 15, 2010.

- the concern that Mr. Filiberto is not independent of Mr. Chevedden. Neither Mr. Chevedden nor Mr. Filiberto denies that Mr. Chevedden, the agent of the Proponent, has submitted shareholder proposals as agent for Mr. Filiberto in the past. Given the evidence in the public record, Mr. Chevedden cannot claim that he has not served as Mr. Filiberto's agent in submitting shareholder proposals. Neither Mr. Chevedden nor Mr. Filiberto asserts that Mr. Filiberto is independent of Mr. Chevedden for purposes of Rule 14a-8.

* * *

For the reasons set forth in the No-Action Request and herein, we submit that the Proponent has not met his burden to provide proof of his share ownership. Therefore, we respectfully request the Staff's concurrence with our views that the Rule 14a-8 Proposal Revision may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because no proof of the Proponent's share ownership was provided as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision, and that the Proposals may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not met his burden of providing reliable proof of his share ownership as of the October 6, 2010 submission date of the Original Rule 14a-8 Proposal.

Thank you for your consideration of this letter.

Sincerely,



Linda L. Griggs

Enclosures

cc: Ms. Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary
(with enclosures)

Mr. John Chevedden
(with enclosures)

Mr. Kenneth Steiner
(with enclosures)

Exhibits:

A The January 10, 2011 Letter of Mr. John Chevedden

B The January 11, 2011 Letter of Mr. John Chevedden, attaching the "January 10, 2010" [sic] letter signed by Mark Filiberto

C The January 17, 2011 Letter of Mr. John Chevedden

D The January 19, 2011 Letter of Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds in part to the December 30, 2010 request to block this rule 14a-8 proposal.

The company opines that a revision, with resolved text that is identical with the original, cannot be considered a revision. This is in spite of the fact that Rule 14a-8 and the related Staff Legal Bulletins explicitly describe revisions that even change the resolved statement. The company does not claim that the resolved statement is less important than the supporting statement.

This illustrates the identical Resolved statements from both the original and the revised Rule 14a-8 proposal:

[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]
3* – Shareholder Action by Written Consent
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

[BMY: Rule 14a-8 Proposal, October 6, 2010]
3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Under the company theory a college professor, who wrote a textbook and revised it two years later, should credit himself with authoring two original books in his Curriculum Vitae.

The company makes an unclear point on Section E.1 of Staff Legal Bulletin No. 14 that applies to a revision that the Staff would permit (and possibly give specific directions for) after a no action request was submitted. Such an E.1 revision would most likely only apply to a resolved statement.

The company cites Alcoa's reference to Section E.2 of Staff Legal Bulletin No. 14 that applies to a company accepting a revision after the rule 14a-8 proposal due date. Bristol-Myers does not claim that the revision here was forwarded after the rule 14a-8 proposal due date.

The company then claims that it has the power to determine whether a "Revision" is a "different proposal." The company then says that the proponent "withdrew" the original proposal, but does not cite any accompanying withdrawal notice or even withdrawal text.

The company then introduces the concept that for "such a new proposal" (with an identical resolved statement) – Section E.2 of Staff Legal Bulletin No. 14 did not "intend" to release "such a new proposal" from an additional broker letter requirement.

There is no relationship whosoever with submitting a revision and any indication that a proponent sold his stock or rescinded his recent commitment to hold the stock past the annual meeting.

After this unsupported fictional process the company concludes it is a "fact" that the "revision" (with an identical resolved statement) is a "new proposal."

The company provides no support from rule 14a-8, the related Staff Legal Bulletins or no action precedents for its claim that the "November [12], 2010 Submission" is evidence of the "intent" to "withdraw" the original text. On the other hand the company provides no evidence that companies are so strict on this point of a withdrawal that companies issue withdrawal notices or withdrawal text when they revise management opposition statements to rule 14a-8 proposals.

If one indulges the company and temporally assumes that the "November [12], 2010 Submission" is evidence of the "intent" to "withdraw" the original text, then what is there to stop the "withdrawal" from being at the same instant as the "Submission" and therefore no "gap" exists. The company does not claim that the original was withdrawn in late October and then resubmitted as a revision on November 12, 2010.

Without support the company claims that when it asked for a second broker letter, it supposedly need not cite any issue it had with a broker letter it already received weeks earlier.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional material is in preliminary draft form.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay – $18 million for James Cornelius and $10 million for Elliot Sigal. Mr. Cornelius realized more than $8 million from the vesting of stock in 2009 and was entitled to more than $30 million if he were terminated following a change of control. Executive pay practices were not aligned with shareholder interest.

Togo West, one of our newest directors, was marked a "Flagged (Problem) Director" by The Corporate Library due to his Krispy Kreme and AbitibiBowater directorships prior to both bankruptcies. Yet Mr. West and Louis Freeh (our highest negative vote-getter) were on our key Executive Pay and Nomination Committees. Three directors with long-tenure (Laurie Glimcher, Leif Johansson and Lewis Campbell) were assigned to 7 of 17 seats on our key board committees – independence concern.

Approval of 75% of shares was required to amend Article Eighth (Directors) of our charter.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

EXHIBIT B

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 request to block this rule 14a-8 proposal.

Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The company appears to claim that DJF Discount Brokers did not exist after October 13, 2010. The company bases many lines of innuendo on the October 13, 2010 date.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional material is in preliminary draft form.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

EXHIBIT C

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue by claiming that the revision is a new proposal. The company failed to properly notify the proponent of a claimed handwriting procedural issue, first raised now, within the 14-days of the submittal of this proposal, if the revision is claimed to be a new proposal. The company November 23, 2010 letter acknowledged the receipt of the rule 14a-8 proposal revision (which the company claims is a new proposal). The company had already received a broker letter and the only reservation the company expressed in its November 23, 2010 letter was that a second broker letter was needed.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem ... within 14 calendar days." The company failed to notify the proponent party within the mandated 14-days of any claimed handwriting issue regarding the one-page broker letter it had already received.

The company claim now concerns less than 10-words in the broker letter. The company failed to notify the proponent party of any issue with the 10-words within 14-days of the November 13, 2010 submittal. The company is thus in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue by claiming that the revision is a new proposal.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy .

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>



Sonia Vora
Assistant General Counsel & Assistant Corporate Secretary
Law Department

345 Park Avenue New York, NY 10154
Tel 609-897-3538 Fax 609-897-8217
sonia.vora@bms.com

NO HANDWRITING ISSUE

November 23, 2010

VIA EMAIL AND FEDERAL EXPRESS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on November 13, 2010, a stockholder proposal from Kenneth Steiner (the "Proponent") entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Revised Proposal"). The annotation indicates that the stockholder proposal dated November 13, 2010 (the "Revised Proposal"), replaces the stockholder proposal received on October 6, 2010 (the "Prior Proposal").

The Revised Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the Revised Proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. The prior verification letter of proof of ownership received by the Company is dated October 12, 2010 and is not as of the date of the Revised Proposal. Therefore, the Proponent has not satisfied Rule 14a-8's ownership requirements as of the date that the Revised Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Revised Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at 212-546-9966 or via e-mail at sonia.vora@bms.com.

If you have any questions with respect to the foregoing, please contact me at (609) 897-3538. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary

Enclosure

EXHIBIT D

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this rule 14a-8 proposal.

The company page 11 reference to SLB 14, Section E.1. on revisions is in the context of revisions after the rule 14a-8 proposal due date. The company does not claim that the November 12, 2010 revision was after the rule 14a-8 due date.

The proponent is entitled to a clear notice of any claimed issue with a rule 14a-8 proposal. After the company was notified of its conflicted request for two broker letters (page 15 of the no action request) the company simply gave up in attempting to resolve the conflict.

On page 16 the company claims that there is a "gap." Mr. Steiner continuously had a 2011 proposal before the company from the date of his first 2011 submission.

Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The company appears to claim that DJF Discount Brokers did not exist after October 13, 2010. The company bases many lines of innuendo on its October 13, 2010 date.

It appears that according to the company *independent third party theory* that not even a broker would be able to sign a broker letter for rule 14a-8 proposals because the broker is not an independent third party. This is because the proponent has used this broker for a number of years to execute orders to buy and sell stocks. Thus is seems that the company *independent third party theory* claims the broker would have to have an outside auditor sign the broker letter.

The company's discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this rule 14a-8 proposal.

The company page 11 reference to SLB 14, Section E.1. on revisions is in the context of revisions after the rule 14a-8 proposal due date. The company does not claim that the November 12, 2010 revision was after the rule 14a-8 due date.

The proponent is entitled to a clear notice of any claimed issue with a rule 14a-8 proposal. After the company was notified of its conflicted request for two broker letters (page 15 of the no action request) the company simply gave up in attempting to resolve the conflict.

On page 16 the company claims that there is a "gap." Mr. Steiner continuously had a 2011 proposal before the company from the date of his first 2011 submission.

Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The company appears to claim that DJF Discount Brokers did not exist after October 13, 2010. The company bases many lines of innuendo on its October 13, 2010 date.

It appears that according to the company *independent third party theory* that not even a broker would be able to sign a broker letter for rule 14a-8 proposals because the broker is not an independent third party. This is because the proponent has used this broker for a number of years to execute orders to buy and sell stocks. Thus is seems that the company *independent third party theory* claims the broker would have to have an outside auditor sign the broker letter.

The company's discussion of the Apache case is another effort to re-characterize the court's emphatic rejection of Apache Corp's attempted reinterpretation of Rule 14a-8(b)(2). Commission staff has repeatedly rejected such attempts. For an accurate description of what happened in the Apache case please see my response for *Union Pacific Corporation* (March 26, 2010) and *News Corporation* (July 27, 2010).

In the Apache case the court indicated that its decision was narrow and applied only to the specific facts in that case. That was another way of saying issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 company request to avoid this rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue by claiming that the revision is a new proposal. The company failed to properly notify the proponent of a claimed handwriting procedural issue, first raised now, within the 14-days of the submittal of this proposal, if the revision is claimed to be a new proposal. The company November 23, 2010 letter acknowledged the receipt of the rule 14a-8 proposal revision (which the company claims is a new proposal). The company had already received a broker letter and the only reservation the company expressed in its November 23, 2010 letter was that a second broker letter was needed.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

According to rule 14a-8 the company must notify "you of the problem … within 14 calendar days." The company failed to notify the proponent party within the mandated 14-days of any claimed handwriting issue regarding the one-page broker letter it had already received.

The company claim now concerns less than 10-words in the broker letter. The company failed to notify the proponent party of any issue with the 10-words within 14-days of the November 13, 2010 submittal. The company is thus in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue by claiming that the revision is a new proposal.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy .

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

Sonia Vora
Assistant General Counsel & Assistant Corporate Secretary
Law Department

345 Park Avenue New York, NY 10154
Tel 609-897-3538 Fax 609-897-8217
sonia.vora@bms.com



NO HANDWRITING ISSUE

November 23, 2010

VIA EMAIL AND FEDERAL EXPRESS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on November 13, 2010, a stockholder proposal from Kenneth Steiner (the "Proponent") entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Revised Proposal"). The annotation indicates that the stockholder proposal dated November 13, 2010 (the "Revised Proposal"), replaces the stockholder proposal received on October 6, 2010 (the "Prior Proposal").

The Revised Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the Revised Proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. The prior verification letter of proof of ownership received by the Company is dated October 12, 2010 and is not as of the date of the Revised Proposal. Therefore, the Proponent has not satisfied Rule 14a-8's ownership requirements as of the date that the Revised Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Revised Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at 212-546-9966 or via e-mail at sonia.vora@bms.com.

If you have any questions with respect to the foregoing, please contact me at (609) 897-3538. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary

Enclosure

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 30, 2010 request to block this rule 14a-8 proposal.

Attached is a letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010. The company appears to claim that DJF Discount Brokers did not exist after October 13, 2010. The company bases many lines of innuendo on the October 13, 2010 date.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional material is in preliminary draft form.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 10, 2010

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,



Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bristol-Myers Squibb Company (BMY)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds in part to the December 30, 2010 request to block this rule 14a-8 proposal.

The company opines that a revision, with resolved text that is identical with the original, cannot be considered a revision. This is in spite of the fact that Rule 14a-8 and the related Staff Legal Bulletins explicitly describe revisions that even change the resolved statement. The company does not claim that the resolved statement is less important than the supporting statement.

This illustrates the identical Resolved statements from both the original and the revised Rule 14a-8 proposal:

[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]
3* – Shareholder Action by Written Consent
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

[BMY: Rule 14a-8 Proposal, October 6, 2010]
3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Under the company theory a college professor, who wrote a textbook and revised it two years later, should credit himself with authoring two original books in his Curriculum Vitae.

The company makes an unclear point on Section E.1 of Staff Legal Bulletin No. 14 that applies to a revision that the Staff would permit (and possibly give specific directions for) after a no action request was submitted. Such an E.1 revision would most likely only apply to a resolved statement.

The company cites Alcoa's reference to Section E.2 of Staff Legal Bulletin No. 14 that applies to a company accepting a revision after the rule 14a-8 proposal due date. Bristol-Myers does not claim that the revision here was forwarded after the rule 14a-8 proposal due date.

The company then claims that it has the power to determine whether a "Revision" is a "different proposal." The company then says that the proponent "withdrew" the original proposal, but does not cite any accompanying withdrawal notice or even withdrawal text.

The company then introduces the concept that for "such a new proposal" (with an identical resolved statement) – Section E.2 of Staff Legal Bulletin No. 14 did not "intend" to release "such a new proposal" from an additional broker letter requirement.

There is no relationship whosoever with submitting a revision and any indication that a proponent sold his stock or rescinded his recent commitment to hold the stock past the annual meeting.

After this unsupported fictional process the company concludes it is a "fact" that the "revision" (with an identical resolved statement) is a "new proposal."

The company provides no support from rule 14a-8, the related Staff Legal Bulletins or no action precedents for its claim that the "November [12], 2010 Submission" is evidence of the "intent" to "withdraw" the original text. On the other hand the company provides no evidence that companies are so strict on this point of a withdrawal that companies issue withdrawal notices or withdrawal text when they revise management opposition statements to rule 14a-8 proposals.

If one indulges the company and temporally assumes that the "November [12], 2010 Submission" is evidence of the "intent" to "withdraw" the original text, then what is there to stop the "withdrawal" from being at the same instant as the "Submission" and therefore no "gap" exists. The company does not claim that the original was withdrawn in late October and then resubmitted as a revision on November 12, 2010.

Without support the company claims that when it asked for a second broker letter, it supposedly need not cite any issue it had with a broker letter it already received weeks earlier.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy. Additional material is in preliminary draft form.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Sonia Vora <Sonia.Vora@bms.com>

[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay – $18 million for James Cornelius and $10 million for Elliot Sigal. Mr. Cornelius realized more than $8 million from the vesting of stock in 2009 and was entitled to more than $30 million if he were terminated following a change of control. Executive pay practices were not aligned with shareholder interest.

Togo West, one of our newest directors, was marked a "Flagged (Problem) Director" by The Corporate Library due to his Krispy Kreme and AbitibiBowater directorships prior to both bankruptcies. Yet Mr. West and Louis Freeh (our highest negative vote-getter) were on our key Executive Pay and Nomination Committees. Three directors with long-tenure (Laurie Glimcher, Leif Johansson and Lewis Campbell) were assigned to 7 of 17 seats on our key board committees – independence concern.

Approval of 75% of shares was required to amend Article Eighth (Directors) of our charter.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Linda L. Griggs
Partner
202.739.5245
lgriggs@morganlewis.com

December 30, 2010

VIA HAND DELIVERY AND EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Shareholder Proposal Submitted by Mr. John Chevedden on Behalf of Mr. Kenneth Steiner
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Bristol-Myers Squibb Company (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, with respect to the shareholder proposal submitted by Mr. John Chevedden ("Mr. Chevedden") on behalf of Mr. Kenneth Steiner (the "Proponent"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits from its 2011 proxy materials the Proponent's shareholder proposal and statement of support related to shareholder action by written consent submitted to the Company by Mr. Chevedden by email dated, and received on, November 13, 2010 (the "November 13, 2010 Submission"). Mr. Chevedden identified the proposal and supporting statement attached to the November 13, 2010 Submission as the "Rule 14a-8 Proposal Revision."

We have enclosed, pursuant to Rule 14a-8(j):

- Five additional copies of this letter;
- Six copies of an email dated October 6, 2010 (the "October 6, 2010 Submission"), enclosed as Exhibit A hereto, sent by Mr. Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, which identified the subject as "Rule 14a-8 Proposal (BMY)" and attached a letter

dated September 20, 2010 from the Proponent to Mr. James M. Cornelius, Chairman of the Board of the Company (the "Proponent's Letter"):

- o submitting the original Rule 14a-8 Proposal (the "Original Rule 14a-8 Proposal" and, together with the Rule 14a-8 Proposal Revision, the "Proposals"),
- o representing that the Proponent would "meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," and
- o identifying Mr. Chevedden as having the Proponent's proxy "to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting;"

- o Six copies of a letter dated October 12, 2010 (the "First Deficiency Letter"), enclosed as Exhibit B hereto, from Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, to Mr. Chevedden, advising Mr. Chevedden of the procedural deficiencies in the October 6, 2010 Submission, noting the absence from the October 6, 2010 Submission of proof of the Proponent's continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the Original Rule 14a-8 Proposal for at least one year as of the date of the submission of the Original Rule 14a-8 Proposal, as required by Rule 14a-8(b), and attaching a copy of Rule 14a-8 (consistent with Section C.1 of Staff Legal Bulletin No. 14B (September 15, 2004));
- o Six copies of an email dated October 15, 2010, enclosed as Exhibit C hereto, sent by Mr. Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, identifying the subject as "Verification Letter -(BMY)" and attaching a letter dated "12 October 2010," signed by Mark Filiberto, President, DJF Discount Brokers, with respect to the purported ownership by the Proponent as of that date of 3,200 shares of the Company, which the Proponent had held since "7/2/96" (the "Purported Verification Letter");
- o Six copies of an email dated November 13, 2010, enclosed as Exhibit D hereto, sent by Mr. Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, which identified the subject as "Rule 14a-8

Proposal Revision (BMY)" and attached the Proponent's Letter, revised in handwriting to add "NOVEMBER 12, 2010 REVISION":

- o submitting the Rule 14a-8 Proposal Revision,
- o representing that the Proponent would "meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting," and
- o identifying Mr. Chevedden as having the Proponent's proxy "to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting;"

- o Six copies of a letter dated November 23, 2010 (the "Second Deficiency Letter"), enclosed as Exhibit E hereto, from Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, to Mr. Chevedden, advising Mr. Chevedden of the procedural deficiencies in the November 13, 2010 Submission, noting the absence from the November 13, 2010 Submission of proof of the Proponent's continuous ownership of at least $2,000 in market value, or 1%, of the Company's shares entitled to vote on the Rule 14a-8 Proposal Revision for at least one year as of the date of the submission of the Rule 14a-8 Proposal Revision, as required by Rule 14a-8(b), and attaching a copy of Rule 14a-8 (consistent with Section C.1 of Staff Legal Bulletin No. 14B);
- o Six copies of an email dated December 7, 2010, enclosed as Exhibit F hereto, sent by Mr. Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, in response to the Second Deficiency Letter;
- o Six copies of an email dated December 8, 2010, enclosed as Exhibit G hereto, sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, to Mr. Chevedden, responding to Mr. Chevedden's December 7, 2010 response; and
- o Six copies of an email dated December 8, 2010, enclosed as Exhibit H hereto, sent by Mr. Chevedden to Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of the Company, in response to the Company's December 8, 2010 email, claiming that the Company has already accepted the Proponent's broker letter and has no basis for demanding an additional broker letter.

As required by Rule 14a-8(j), this letter is being submitted no later than eighty (80) calendar days before the Company intends to file its definitive 2011 proxy materials with the Commission and is being sent concurrently to Mr. Chevedden and the Proponent. As required by Staff Legal Bulletin No. 14 (July 13, 2001), we will also send to Mr. Chevedden and the Proponent copies of any future correspondence with the Staff and hereby advise each of Mr. Chevedden and the Proponent of their responsibilities under Staff Legal Bulletin No. 14 to send to us copies of any of their correspondence with the Staff.

The Proposals

The Original Rule 14a-8 Proposal, submitted by Mr. Chevedden to the Company in the October 6, 2010 Submission, reads as follows:

> "[BMY: Rule 14a-8 Proposal, October 6, 2010]
>
> "3 [Number to be assigned by the company] – **Shareholder Action By Written Consent**
>
> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).
>
> "We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.
>
> "Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.
>
> "The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.
>
> "Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]"

The Rule 14a-8 Proposal Revision, which replaced the Original Rule 14a-8 Proposal and was submitted by Mr. Chevedden to the Company in the November 13, 2010 Submission, reads as follows:

> "[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]
>
> "3*– **Shareholder Action By Written Consent**
>
> "RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).
>
> "We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.
>
> "Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.
>
> "The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:
>
> "The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company 'D' with 'High Governance Risk,' and 'Very High Concern' in executive pay - $18 million for James Cornelius and $10 million for Elliot Sigal. Mr. Cornelius realized more than $8 million from the vesting of stock in 2009 and was entitled to more than $30 million if he were terminated following a change of control. Executive pay practices were not aligned with shareholder interest.
>
> "Togo West, one of our newest directors, was marked a 'Flagged (Problem) Director' by The Corporate Library due to his Krispy Kreme and AbitibiBowater directorships prior to both bankruptcies. Yet Mr. West and Louis Freeh (our highest negative vote-getter) were on our key Executive Pay and Nomination Committees. Three directors with long-tenure (Laurie Glimcher, Leif Johansson and Lewis Campbell) were assigned to 7 of 17 seats on our key board committees – independence concern.

"Approval of 75% of shares was required to amend Article Eighth (Directors) of our charter.

"Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3*."

Summary of Bases for Omission of the Rule 14a-8 Proposal Revision Under Rule 14a-8(b) and Rule 14a-8(f)(1)

In summary, we believe that the Rule 14a-8 Proposal Revision may be excluded from the Company's 2011 proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because:

1. The Proponent never submitted proof of ownership of the Company's shares as of November 13, 2010 in accordance with Rule 14a-8(b), which was required because:

   (a) The Rule 14a-8 Proposal Revision submitted on November 13, 2010, which replaced the Original Rule 14a-8 Proposal, represented a new proposal for purposes of Rule 14a-8(b)'s proof of share ownership requirements due to

      (i) the significance of the changes in the Revised Supporting Statement compared to the Original Supporting Statement, which increased the length of the Original Supporting Statement by 117% and added specific comments related to the Company, thereby rendering the Rule 14a-8 Proposal Revision a new proposal, and

      (ii) the specific statement in the Proponent's Letter submitted as the cover letter for the November 13, 2010 Submission that the Proponent is submitting the Rule 14a-8 Proposal Revision for the next annual shareholders' meeting, thus replacing the Original 14a-8 Proposal;

   (b) The Proponent's Letter submitted as the cover letter for the November 13, 2010 Submission specifically states that the Proponent intends to hold his shares until the date of the Company's shareholders' meeting and comply with the other requirements of Rule 14a-8, which include the requirement to submit proof of share ownership as of the submission date of the proposal; and

   (c) As a result of its receipt of the new proposal, the Company sent to Mr. Chevedden on a timely basis the Second Deficiency Letter, advising Mr. Chevedden that the November 13, 2010 Submission, including the Rule 14a-8 Proposal Revision, required the submission pursuant to Rule 14a-8(b) of proof of the Proponent's share ownership as of November 13, 2010, but neither Mr. Chevedden nor the

Proponent ever submitted any such proof of share ownership, despite the Second Deficiency Letter.

2. Even if the Rule 14a-8 Proposal Revision is not considered to be a new proposal for purposes of Rule 14a-8(b), and the Proponent was not required to submit new proof of his share ownership as of November 13, 2010, the Proponent never met his burden to provide reliable proof of his share ownership as of the October 6, 2010 submission date of the Original Rule 14a-8 Proposal because:

(a) The reliability of the Purported Verification Letter submitted is exceedingly suspect because:

(i) the Purported Verification Letter appears to be a photocopy of a pre-typed, pre-signed form, manually completed by someone whose handwriting does not match that of the person who pre-signed the form as President of DJF Discount Brokers, raising a serious concern that the form was not manually completed by anyone representing DJF Discount Brokers;

(ii) the Purported Verification Letter is identical to the pre-typed, pre-signed form Mr. Chevedden has used to verify proponents' ownership of shares in various other companies to which Mr. Chevedden has submitted shareholder proposals on behalf of such proponents during this and prior years' shareholder proposal seasons, raising a serious question as to whether anyone at DJF Discount Brokers ever verified the information added to the pre-typed, pre-signed form before Mr. Chevedden submitted the Purported Verification Letter to the Company;

(iii) The "12 October 2010" date on the Purported Verification Letter, like the "12 October 2010" date on other pre-typed, pre-signed verification letters from DJF Discount Brokers sent by Mr. Chevedden to other companies this shareholder proposal season, bears no rational relationship to the October 6, 2010 date of the submission of the Original Rule 14a-8 Proposal or the October 15, 2010 date on which Mr. Chevedden submitted the Purported Verification Letter to the Company, thus raising the inference that, even if the information added to the pre-typed, pre-signed form sent to the Company was in fact verified by someone at DJF Discount Brokeres, it was not verified on "12 October 2010," the date of the Purported Verification Letter;

(iv) Mr. Chevedden ultimately did not provide any proof of share ownership for the Proponent as of the date of the November 13, 2010 Submission in response to the Second Deficiency Letter because, as of the November 23,

2010 date of the Second Deficiency Letter, he could no longer use the pre-typed, pre-signed form from DJF Discount Brokers dated "12 October 2010" (i) since the form would not provide share ownership verification as of November 13, 2010 and (ii) Muriel Siebert & Co., Inc. had announced its acquisition of the retail brokerage accounts of DJF Discount Brokers on October 13, 2010; and

(v) even if Mr. Filiberto, the President of DJF Discount Brokers, had properly completed, signed, and dated the Purported Verfication Letter to the Company, and that date had borne a rational relationship to the timing sequence of the Original Rule 14a-8 Proposal, the Purported Verification Letter sent to the Company would still not have provided reliable proof of the Proponent's ownership of Company shares because Mr. Filiberto was not a party who could independently provide such verification since he himself has repeatedly given his proxy to Mr. Chevedden to submit shareholder proposals on his own behalf, thereby compromising his independence in any verification process related to Mr. Chevedden.

(b) The reliability of the Purported Verification Letter is suspect because it is impossible for the Company to verify the Proponent's share ownership as purportedly "verified" by DJF Discount Brokers given the fact that neither DJF Discount Brokers nor National Financial Services LLL (or perhaps "LLC," if that is what the handwriting was intended to say), the entity identified as the custodian of the Proponent's shares in the Company, is a member of the Depository Trust Corporation ("DTC"), and DJF Discount Brokers is only an introducing broker that does not have custody of the Proponent's shares, thus opening the door to the potential for proponent abuse identified by the court in Apache Corp. v. Chevedden, 696 F.Supp.2d 723 (S.D. Tex. 2010), and placing an even greater burden on the Proponent to provide proper verification of his share ownership, which he did not do.

Background

The Company received the Original Rule 14a-8 Proposal as part of the October 6, 2010 Submission. In the Proponent's Letter dated September 20, 2010 accompanying the October 6, 2010 Submission, the Proponent stated that Mr. Chevedden, or his designee, has his proxy to "forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting," and instructed that all future communications regarding the proposal be directed to Mr. Chevedden. The Proponent did not include in the October 6, 2010 Submission any proof of the Proponent's share ownership as required by Rule 14a-8(b).

The Proponent did not appear on the records of the Company as a shareholder of record, and the Company was unable to verify in its records the Proponent's eligibility to submit the Original Rule 14a-8 Proposal. The Company therefore sent to Mr. Chevedden the First Deficiency Letter dated October 12, 2010 within the 14-day period required by Rule 14a-8(f)(1) to advise Mr. Chevedden of this procedural deficiency in the Proponent's October 6, 2010 Submission.

Upon receiving the First Deficiency Letter, Mr. Chevedden, by email dated October 15, 2010, sent to the Company the Purported Verification Letter. On November 13, 2010, Mr. Chevedden sent to the Company by email what he called the "Rule 14a-8 Proposal Revision[-]" dated November 12, 2010. He attached to the November 13, 2010 Submission the Proponent's Letter that included the language "NOVEMBER 12, 2010 REVISION" in handwriting. The Rule 14a-8 Proposal Revision differs from the Original Rule 14a-8 Proposal in that it expands the Original Supporting Statement from four paragraphs to seven paragraphs through the addition of three entirely new paragraphs specific to the Company.

Mr. Chevedden did not include in the November 13, 2010 Submission any proof of the Proponent's share ownership as of that date as required by Rule 14a-8(b). The Company therefore sent to Mr. Chevedden the Second Deficiency Letter dated November 23, 2010 within the 14-day period required by Rule 14a-8(f)(1) to advise Mr. Chevedden of this procedural deficiency in the Proponent's November 13, 2010 Submission.

On December 7, 2010, Mr. Chevedden sent to the Company, by email, a request that the Company withdraw the copy of Rule 14a-8 that was included with the Second Deficiency Letter. On December 8, 2010, the Company responded to Mr. Chevedden that it did not believe there was any basis for withdrawing the copy of Rule 14a-8 and reminded Mr. Chevedden of the deadline to provide proof of share ownership. On December 8, 2010, Mr. Chevedden responded that a second broker's letter was unnecessary and that the Company had already accepted the Purported Verification Letter. No proof of share ownership has been provided in response to the Second Deficiency Letter.

Analysis

1. **The Rule 14a-8 Proposal Revision Is Excludable Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed To Provide Any Proof of Share Ownership as of the November 13, 2010 Date of Submission of the New Proposal.**

   a. *The Rule 14a-8 Proposal Revision Is a New Proposal Requiring Proof of Ownership as of the Date of Its Submission Because the Significant Changes Made to the Original Supporting Statement Reflected in the Revised*

Supporting Statement in the Rule 14a-8 Proposal Revision Render the Rule 14a-8 Proposal Revision a New Proposal.

Rule 14a-8(a) states that "the word 'proposal' as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any)." Therefore, the mere fact that the Resolution in the Rule 14a-8 Proposal Revision is the same as that in the Original Rule 14a-8 Proposal is not determinative of whether the Rule 14a-8 Proposal Revision is a "new" proposal for purposes of Rule 14a-8(b).

Clearly, a statement in support of a resolution can provide shareholders with significant information relevant to the shareholders' decision on how to vote on a shareholder proposal. Accordingly, changes in a statement of support in a shareholder proposal can result in that proposal becoming a new proposal. The nature and extent of the changes from the Original Supporting Statement to the Revised Supporting Statement are relevant to the determination whether the Rule 14a-8 Proposal Revision is a new proposal rather than simply a modification to the Original Rule 14a-8 Proposal.

We believe that the Rule 14a-8 Proposal Revision is a new proposal because of the following significant changes in the Revised Supporting Statement from the Original Supporting Statement in the Original Rule 14a-8 Proposal, which not only increased the length of the Original Supporting Statement by 117%, but also altered the substance of the Original Rule 14a-8 Proposal. The Original Supporting Statement is generic, without specificity as to the Company except for the sentence referring to the Company shareholders' vote on the same shareholder action by written consent proposal in 2010. In contrast, the Revised Supporting Statement in the Rule 14a-8 Proposal Revision includes the following new, specific references to the Company in support of the Proponent's shareholders' written consent proposal:

- the Corporate Library's governance rating for the Company,
- concerns about the Company's executive compensation practices, including compensation received by two executives,
- the directorship of a specific Company director at two companies that went bankrupt,
- the membership on the compensation and nomination committees of the Board of Directors of the Company, (committees identified as "key" in the Revised Supporting Statement) of the Company director who had been a director at two companies that went bankrupt and the Company director who received the highest negative votes,

- o an independence concern relating to the three Company directors with "long-tenure" holding seven of the 17 key board committee seats, and
- o the 75% vote required to amend Article Eighth of the Company's Amended and Restated Certificate of Incorporation, which relates to directors.[1]

Section E.1 of Staff Legal Bulletin No. 14 states, in part, as follows:

> "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and <u>supporting statement</u>. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are <u>minor in nature</u> and do <u>not alter the substance</u> of the proposal." (Emphasis added.)

We believe that Section E.1 of Staff Legal Bulletin No. 14 makes it clear that, where the content and nature of the revisions to a supporting statement in a shareholder proposal are so significant that they provide the only company-specific qualitative information intended to influence the shareholders' vote, thereby changing the substance of the proposal from generic to company-specific, the changes result in the proposal becoming a new proposal for purposes of Rule 14a-8(b).

It should be noted that Mr. Chevedden has had a practice of submitting generic proposals and then revising them thereafter to customize each proposal for the particular company. For this shareholder proposal season alone, Mr. Chevedden has followed this approach with a number of shareholder proposals. <u>See, e.g.</u>, <u>American Express Company</u> (incoming no-action request dated December 17, 2010; <u>Abbott Laboratories</u> (incoming no-action request dated December 17, 2010); <u>Alcoa Inc.</u> (incoming no-action request dated December 9, 2010, relating to a proposal submitted by the Proponent); <u>Alcoa Inc.</u> (incoming no-action request dated December 9, 2010 relating to a proposal submitted by William Steiner); <u>Fortune Brands, Inc.</u> (incoming no-action request dated November 17, 2010).

This year, Alcoa Inc. chose to disregard Mr. Chevedden's second proposal in accordance with the guidance set forth in Section E.2 of Staff Legal Bulletin No. 14, which states as follows:

> "2. **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**

---

[1] This sentence is factually incorrect. The Company's Amended and Restated Certificate of Incorporation was amended on May 7, 2010 to remove the referenced supermajority requirement. A copy of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed as Exhibit 3(B) to the Form 8-K filed on May 10, 2010.

"No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- o rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- o rule 14a-8(e), which imposes a deadline for submitting shareholder proposals."

Similarly, the Company could have chosen to disregard the Rule 14a-8 Proposal Revision in accordance with Staff Legal Bulletin No. 14. But, as Staff Legal Bulletin No. 14 makes clear, the Company also had the right to elect to "accept the shareholder's revisions." This is what the Company elected to do in the case of the Rule 14a-8 Proposal Revision. Furthermore, Section E.2 of Staff Legal Bulletin No. 14 acknowledges that changes made to a revised proposal could result in the revised proposal actually being a different proposal. Due to the significant differences between the two Proposals, the Company determined that the Rule 14a-8 Proposal Revision was, in fact, a different proposal from the Original Rule 14a-8 Proposal and that the Proponent had replaced the Original 14a-8 Proposal in favor of the Rule 14a-8 Proposal Revision.

As Staff Legal Bulletin No. 14 makes clear, one procedural requirement, found in Rule 14a-8(c), is that a proponent can submit no more than one shareholder proposal. That procedural requirement was not implicated here because, in submitting the Rule 14a-8 Proposal Revision pursuant to the November 13, 2010 Submission, Mr. Chevedden withdrew the earlier Original Rule 14a-8 Proposal. Moreover, the procedural requirements of Rule 14a-8(e) were not implemented here because the Rule 14a-8 Proposal Revision was submitted before the November 22, 2010 deadline for the submission of shareholder proposals to the Company. Accordingly, the Rule 14a-8 Proposal Revision was not untimely.

Section E.2 of Staff Legal Bulletin No. 14 does not expressly state that among the Rule 14a-8 procedural requirements that must be met upon submission of a revised proposal that constitutes a new proposal is the Rule 14a-8(b) requirement to demonstrate share ownership as of the submission date of the new proposal. Certainly, in stating that, where a proposal is changed so much that is "actually a different proposal," the new proposal may violate the multiple proposal rule or the timeliness rule, Section E.2 of Staff Legal Bulletin No. 14 did not intend to imply that such a new proposal did not also have to comply with the share ownership requirement of Rule 14a-8(b) as of the new submission date.

Rule 14a-8(b)'s procedural requirement for the proponent to prove the requisite share ownership as of the submission date of a shareholder proposal is a bedrock principle of eligibility to submit a shareholder proposal in the first place. That fundamental standing requirement to submit a shareholder proposal under Rule 14a-8 is, as discussed below, subject to strict compliance. We do not believe that, in referring by way of illustration in Section E.2 of Staff Legal Bulletin No. 14 to the one-proposal and timeliness rules as two Rule 14a-8 procedural requirements that a proponent would have to comply with in submitting a new proposal, the Staff somehow intended by implication to repeal the proof of share ownership requirements of Rule 14a-8(b) in the case of a new proposal submitted by a proponent to replace an original proposal.

Because the Rule 14a-8 Proposal Revision was, in fact, a new proposal, the Company had the right under Rule 14a-8(b) to request that Mr. Chevedden present proof of the Proponent's ownership of Company shares as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision. Although the Company could have rejected the Rule 14a-8 Proposal Revision, by sending the Second Deficiency Letter, the Company evidenced an acceptance of the Rule 14a-8 Proposal Revision as a new proposal replacing the Original Rule 14a-8 Proposal as long as the proof of the Proponent's share ownership required by Rule 14a-8(b) was also submitted. Notwithstanding the Second Deficiency Letter, neither Mr. Chevedden nor the Proponent has ever submitted to the Company the requisite proof of the Proponent's share ownership as of the November 13, 2010 submission date.

b. The Rule 14a-8 Proposal Revision Is a New Proposal Requiring Proof of Ownership as of the Date of Its Submission Because the Proponent Withdrew the Original Rule 14a-8 Proposal and Represented in his Submission of a New Proposal with the November 13, 2010 Submission an Intention to Comply with Rule 14a-8.

The inclusion of the Proponent's Letter in the November 13, 2010 Submission clearly evidences the intent of the Proponent to withdraw the Original Rule 14a-8 Proposal and replace it with the Rule 14a-8 Proposal Revision. The Proponent's Letter included in the November 13, 2010 Submission is different from the Proponent's Letter included in the October 6, 2010 Submission in that the words "NOVEMBER 12, 2010 REVISION" are handwritten on the first page of the Proponent's Letter.

Although Mr. Chevedden resubmitted the Proponent's Letter on November 13, 2010 with a handwritten notation to indicate it was the "November 12, 2010 Revision," Mr. Chevedden did not submit any proof of the Proponent's share ownership as of the date he submitted the Rule 14a-8 Proposal Revision. Nevertheless, the Proponent's Letter states as follows: "I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value . . ." In redating his letter, the Proponent clearly states his intention to meet Rule 14a-8 procedural requirements with respect to the "attached proposal," which, in this case, was the Rule 14a-8 Proposal Revision.

Accordingly, as revised, the Proponent's Letter represents that, as of November 12, 2010, the Proponent will hold his Company shares until the date of the Company's shareholders' meeting and comply with the other requirements of Rule 14a-8. Notwithstanding this representation, neither Mr. Chevedden nor the Proponent has ever submitted to the Company the requisite proof of the Proponent's share ownership as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision.

c. *Neither Mr. Chevedden Nor the Proponent Ever Provided Any Proof of the Proponent's Share Ownership as of the Date of Submission of the Rule 14a-8 Proposal Revision.*

Even after the Second Deficiency Letter, which explained the procedural defects and provided guidance as to how the deficiency should be cured, neither Mr. Chevedden nor the Proponent ever submitted a new letter proving the Proponent's share ownership as of the November 13, 2010 date of submission of the Rule 14a-8 Proposal Revision. Rule 14a-8(b)(2) provides that the requisite proof of proponent's share ownership must be submitted at the time the proposal is submitted in one of two ways:

> "(i) The first way is to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you had continuously held the securities for at least one year. . . .
>
> "(ii) The second way to prove ownership applies only if you have filed a Schedule 13D. . . , Schedule 13G. . ., Form 3. . ., Form 4. . ., and/or Form 5. . ., or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. . . ."

By email dated December 7, 2010, Mr. Chevedden responded to the Second Deficiency Letter as follows:

> "Dear Ms. Vora, The 'enclosure' with the company November 23, 2010 letter is not consistent with the letter. The enclosure of Rule 14a-8 – Proposals of Security Holders refers to making a 'revision.' However the enclosure does not state that such a revision constitutes two proposals. Will the company withdraw the enclosure in order to have a clear and consistent November 23, 2010 letter.
> "Sincerely,
> "John Chevedden
> "cc: Kenneth Steiner"

Mr. Chevedden's objection to the copy of Rule 14a-8 that the Company provided as an attachment to the Second Deficiency Letter is unclear, particularly given the Staff's suggestion in

Staff Legal Bulletin No. 14B Section C.1 that a company should include a copy of Rule 14a-8 with any notice of defect.

Thereafter, in response to the Company's email dated December 8, 2010 responding to Mr. Chevedden's December 7, 2010 email, Mr. Chevedden asserted as follows:

> "Dear Ms. Vora, Thank you for your response. However it does not provide any clarification to the conflicted company position in its demand for two broker letters for one proposal. The company has already accepted the proponent's broker letter and his commitment to continue to own the required stock through the 2011 annual meeting."

Neither Mr. Chevedden nor the Proponent ever provided any proof of the Proponent's share ownership as of November 13, 2010 as required by Rule 14a-8(b).

Contrary to Mr. Chevedden's assertions, there is no conflict in the Company's rightful demand for proof of the Proponents' share ownership as of the date of the submission of a new proposal. Moreover, there is no evidence that the Company had accepted the Purported Verification Letter regarding the earlier Original Rule 14a-8 Proposal. The mere fact that the Company did not send a second deficiency letter with respect to the Original Rule 14a-8 Proposal does not mean the Company accepted the Purported Verification Letter.

There is no requirement that a company send a second deficiency letter upon receipt of unsatisfactory proof of share ownership submitted after the company sent a first deficiency letter. Section B.3 of Staff Legal Bulletin No. 14 states that a proponent's "[f]ailure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal." The Staff has concurred with a company's omission of a shareholder proposal pursuant to Rule 14a-8(f)(1) based upon a proponent's failure to provide satisfactory evidence of proof of ownership as required by Rule 14a-8(b) even when a proponent has responded to a deficiency notice but failed to meet all of the requirements of Rule 14a-8(b) and the company did not sent a second deficiency letter. <u>See, e.g.,</u> Alcoa Inc (February 18, 2009); <u>General Electric Co.</u> (December 19, 2008).

More fundamentally, neither Mr. Chevedden nor the Proponent has ever provided <u>any</u> evidence of the Proponent's required share ownership as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision. The Purported Verification Letter's alleged sufficiency to establish the Proponent's share ownership as of the earlier October 6, 2010 submission date of the Orignal Rule 14a-8 Proposal, even with its "promise" that the Proponent would continue to hold the shares through the date of the Company's 2011 shareholders' meeting, does not constitute adequate proof of share ownership as of the November 13, 2010 submission of the new proposal.

The Proponent's statement that he intended to continue to hold his shares through the date of the Company's shareholders' meeting is not proof that he in fact held the shares on November 13, 2010, the date of the submission of the Rule 14a-8 Proposal Revision. A shareholder's statement of intention to continue to hold his shares until the shareholders' meeting is an additional requirement, found in Rule 14a-8(b)(2)(ii)(C), that is separate from the requirement in Rule 14a-8(b) to prove his share ownership as of the date he submitted his shareholder proposal. As Section C.1.d of Staff Legal Bulletin No. 14 makes clear, a proponent must include his separate statement of intention to continue to hold his shares after the submission of his shareholder proposal "regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Moreover, in meeting his burden to prove his share ownership as of the date he submitted his shareholder proposal, Section C.1.c of Staff Legal Bulletin No. 14 requires precision in the Proponent's proof with respect to the dates involved. Thus, Section C.1.c.3 reads as follows:

> **"If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> "No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." (Emphasis added.)

Therefore, it is clear that the gap between October 6, 2010, the submission date of the Original Rule 14a-8 Proposal, and November 13, 2010, the submission date of the Rule 14a-8 Proposal Revision, cannot be closed without reliable proof of the Proponent's share ownership on November 13, 2010 itself. Neither Mr. Chevedden nor the Proponent has ever provided any evidence of the Proponent's required share ownership as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision.

Accordingly, we respectfully request that the Staff concur with our view that the Rule 14a-8 Proposal Revision is a new proposal for which the Proponent did not comply with Rule 14a-8(b), and that the Company may exclude the Rule 14a-8 Proposal Revision pursuant to Rule 14a-8(f)(1) from its 2011 proxy materials.

2. **Even If the Rule 14a-8 Proposal Revision Is Not Considered To Be a New Proposal and the Proponent Was Not Required To Submit New Proof of Share Ownership, the Rule 14a-8 Proposal Revision Is Excludable Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Purported Verification Letter Does Not Meet**

the Proponent's Burden of Proof to Establish Share Ownership Because Neither Mr. Chevedden Nor the Proponent Ever Provided Reliable Proof of the Proponent's Share Ownership as of the Submission Date of the Original Rule 14a-8 Proposal.

a. The Reliability of the Purported Verification Letter Is Exceedingly Suspect.

Although we believe that the Rule 14a-8 Proposal Revision represents a new proposal for purposes of Rule 14a-8(b) because of the significance of the changes to the Original Supporting Statement discussed above, even if the Rule 14a-8 Proposal Revision is not considered to be a new proposal, we believe that the Proponent never submitted reliable proof of share ownership as of the date of submission of the Original Rule 14a-8 Proposal. Thus, the Rule 14a-8 Proposal Revision is excludable under Rule 14a-8(b).

The Purported Verification Letter, enclosed in Exhibit C hereto, appears to be a photocopy of a pre-typed, pre-signed form that someone simply filled in. The handwriting of the Proponent's name, the account number for his account held with National Financial Services LLL (or LLC), the revision to the custodian's name to cross out "Corp." and handwrite "LLL" (perhaps intended to be "LLC"), the name of the Company, the number of shares, and the date since the Proponent has held his shares is different from the handwriting of the person who signed the Letter as "Mark Filiberto," the President of DJF Discount Brokers, and different from the handwritten "12 Ocober 2010" date of the Letter. The handwriting that completed the blanks on the form has some similarities to the handwriting on the "Post-It Fax Note" affixed to the Purported Verification Letter that shows that the Letter was sent to Sonia Vora by John Chevedden on "10-15-10," and the numbers on the "Post-It Fax Note" appear to be similar to the numbers on the form, except for the "12 October 2010" handwritten date on the Letter, which seems to be written with the same pen as the signature, giving rise to the inference that the blank forms were pre-signed and pre-dated by the same person, presumably Mr. Filiberto, but filled in by someone else, presumably Mr. Chevedden.

For example, the following letters and numbers in the Purported Verification Letter appear to be written the same way as on the "Post-It Fax Note," which was most probably written by Mr. Chevedden:

- the "0" in the date on the "Post-It-Fax Note" and the "0" in the number of shares owned by the Proponent;
- the "S" in "Sonia" on the "Post-It-Fax Note" and the "S" in "Squibb;" and
- the "3" and the "2" in the telephone number on the "Post-It-Fax Note" and the "3" and the "2" in the number of shares owned by the Proponent and the "2" in the date since the Proponent has owned the Company's shares (note the rounder "2"

in the date of the Letter, as compared to the "2" on the "Post-It-Fax Note" and the number of shares and date since the Proponent has owned his shares).

Moreover, the fact that the Purported Verification Letter was completed by the addition of the name of the Company and the number of shares owned by the Proponent on a photocopy of a pre-signed and pre-dated form is demonstrated by a review of the verification letters for Kenneth Steiner's share ownership included with the no-action letter received by Fortune Brands, Inc. (December 16, 2010) and the requests for no-action submitted by or on behalf of the following companies: American Express Company (incoming no-action request dated December 17, 2010, enclosing also the proof of ownership submitted to Verizon Communications Inc.); Abbot Laboratories (incoming no-action request dated December 17, 2010); Motorola Inc. (incoming no-action request dated December 10, 2010); and Alcoa Inc. (incoming no-action request related to proposal submitted by the Proponent dated December 9, 2010). (Copies of these proof of share ownership forms are enclosed as Exhibit I hereto.) The following symbols, words or numbers are the same on the Purported Verification Letter and these other verification letters:

- the dots above the word "Sincerely;"
- the handwriting for Mark Filiberto's signature;
- the "12 October 2010" date (note the capital letters used in "October"); and
- the Proponent's name on the two lines on which it appears in the Purported Verification Letter and the other verification letters (note particularly the second "e" in "Steiner" on the first line of the letters and the "r" at the end of "Steiner" on the fourth line of the letters).

We are aware that, for the 2011 proxy season, at least eight companies have received identical pre-typed, pre-signed forms containing the same "12 October 2010" date and the same other specific handwriting characteristics as the Purported Verification Letter. Indeed, for years, Mr. Chevedden has regularly been submitting pre-typed forms, pre-signed by the President of DJF Discount Brokers. Enclosed as Exhibit J hereto are sample copies of such forms that have been submitted with requests for no-action during the last few years.

We believe the use of a pre-signed form that is not completed by the person who signs the form, or by someone who represents the person signing the form, is in itself highly suspect. Indeed, to use a contemporary reference from the current mortgage foreclosure experience, Mr. Filiberto's pre-signing practice followed by the Proponenet's proxy completing the form is analogous to the unreliable after-the-fact "robo-signing" practices of mortgage processors.

Furthermore, Mr. Chevedden's use of the pre-typed, pre-signed DJF Discount Brokers' form for the Purported Verification Letter raises a serious reliability question relating to the proof requirement in Rule 14a-8(b) that the Proponent demonstrate continuous ownership of shares having a market value of $2,000 for at least one year by the date the Original Rule 14a-8 Proposal was submitted. Since the Original Rule 14a-8 Proposal was submitted on October 6, 2010, the Proponent's proof of share ownership should have been as of October 6, 2010. The generic representation in the Purported Verification Letter dated "12 October 2010" that the Proponent has held "at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company" is suspect since the Purported Verification Letter does not even identify the date the Proposal Rule 14a-8 Proposal was submitted to the Company.

In addition, the "12 October 2010" date on the Purported Verification Letter itself raises additional suspicions. As noted above, the "12 October 2010" date appears on the "verification" letters from DJF Discount Brokers sent to other companies by Mr. Chevedden this shareholder proposal season (enclosed as Exhibit I hereto), even though that date on those letters also bears no rational relationship to the timing sequence in those other cases. See Fortune Brands Inc. (December 16, 2010) and the no-action requests submitted by American Express Company (incoming no-action request dated December 17, 2010); Abbott Laboratories (incoming no-action request dated December 17, 2010), Motorola Inc. (incoming no-action request dated December 10, 2010), and Alcoa Inc. (incoming no-action request dated December 9, 2010). Therefore, we do not believe that the Purported Verification Letter is reliable when it states that "DJF Discount Brokers hereby certifies [the added information] as of the date of this certification." (Emphasis added.) Furthermore, we believe that it is highly likely that the information that was manually added onto the pre-typed, pre-signed form was not added or verified by DJF Discount Brokers as of "12 October 2010," the date of the Purported Verification Letter. .

Moreover, it must be recalled that Mr. Chevedden ultimately did not provide any proof of share ownership for the Proponent as of the November 13, 2010 submission date for the Rule 14a-8 Proposal Revision. This may be because, as of the November 23, 2010 date of the Second Deficiency Letter, Mr. Chevedden could no longer use the pre-typed, pre-signed DJF Discount Brokers' forms pre-dated "12 October 2010" because such forms would not provide ownership verification as of the November 13, 2010 submission date of the Rule 14a-8 Proposal Revision.

Even more fundamentally, however, Mr. Chevedden could not secure a new "verification" letter from DJF Discount Brokers verifying the Proponent's share ownership as of November 13, 2010 because the retail brokerage accounts of DJF Discount Brokers had been acquired by Muriel Siebert & Co., Inc. on October 13, 2010 – between the "12 October 2010" date of the purported verification letters for the Proponent sent to the Company and the other companies identified above, and Mr. Chevedden's receipt of the Company's Second Deficiency

Letter on November 23, 2010. (See Muriel Siebert & Co, Inc. press release dated October 13, 2010, enclosed as Exhibit K hereto, announcing that Muriel Siebert & Co., Inc. had just acquired the retail brokerage accounts of DJF Discount Brokers.) Therefore, after DJF Discount Brokers transferred its retail brokerage accounts to Muriel Siebert & Co., Inc. on October 13, 2010, Mr. Chevedden no longer was able to use a photocopy of a pre-typed, pre-signed DJF Discount Brokers' verification letter.

Indeed, given the imminent pendency of the October 13, 2010 transfer of the DJF Discount Brokers retail brokerage accounts to Muriel Siebert & Co., Inc., we believe it is now clear why Mr. Chevedden's pre-typed verification forms from DJF Discount Brokers, which he had used for the last few proxy seasons, this year had to be dated "12 October 2010." Simply stated, by October 12, 2010, Mr. Chevedden was running out of time to use his pre-typed, pre-signed forms before Mr. Chevedden's proponents' accounts were transferred to Muriel Siebert & Co., Inc. on October 13, 2010. The sale by DJF Discount Brokers of its brokerage retail accounts together with the unwillingness or inability of Mr. Chevedden or the Proponent to provide the requisite proof of ownership as of the November 13, 2010 submission date raise serious questions as to the reliability of the Purported Verification Letter.

Finally, even if Mr. Filiberto, the President of DJF Discount Brokers, had properly completed, signed, and dated the Purported Verification Letter to the Company, and even if the "12 October 2010" date on the Purported Verification Letter to the Company and the other purported verification letters to other companies this proxy season had borne a rational relationship to the timing sequence of the Original Rule 14a-8 Proposal submitted to the Company and the other proposals submitted to other companies, the Purported Verification Letter submitted to the Company would still not have provided reliable proof of the Proponent's ownership of Company shares as of the date of submission of the Original Rule 14a-8 Proposal because such proof of share ownership was not submitted by a person "independent" from the Proponent.

Rule 14a-8(b), before it was rewritten in "plain English," required that the proof of share ownership be submitted by a record owner or "an independent third party." See 17 C.F.R. Section 240.14a-8 (1997). The Commission amendment to put Rule 14a-8 into the "plain English" question-and-answer format was not intended to change this part of Rule 14a-8. See Securities Exchange Act Release No. 40018 (May 21, 1998), 63 FR 29106, 29106 & n.13 (May 28, 1998) ("Unless specifically indicated otherwise, none of [the revisions to recast rule 14a-8 into a more plain-English Question & Answer format] are intended to signal a change in our current interpretations.")

The fact that the Proponent's purported share ownership information has been added to a pre-typed, pre-signed, pre-dated form raises a serious question as to whether such proof of ownership was truly presented by an "independent" third party. Mr. Chevedden, as the Proponent's agent, is not independent of the Proponent, if he is in fact the person who completed the form or directed someone else to complete it. Moreover, even if Mr. Filiberto completed the form, he would not be a person who was independent from the Proponent because he has been intimately involved with the Proponent's agent, Mr. Cheddeven, in Mr. Cheddeven's shareholder proposal activities.

On numerous occasions in recent years, Mr. Filiberto himself has appointed Mr. Chevedden to act on his behalf in submitting Rule 14a-8 shareholder proposals. See, e.g., Pfizer Inc. (February 19, 2009), DTE Energy Company (March 24, 2008), The Coca-Cola Company (February 4, 2008) (where the proof of share ownership was sent to The Coca-Cola Company by National Financial Services LLC, certifying that "THE GREAT NECK CAP APP INVEST PARTSHIP, DJF DISCOUNT BROKER" is the beneficial owner of the requisite amount of shares).

Therefore, the Purported Verification Letter is unreliable and insufficient because it is (i) a photocopy of a pre-typed, pre-signed letter that, in all likelihood, was manually completed by Mr. Chevedden and not verified by the introducing broker and (ii) pre-signed by Mark Filiberto who is not independent with respect to proposals submitted by Mr. Chevedden,

b. The Serious Questions as to the Reliability of the Purported Verification Letter Become Even More Troubling Because The Company Cannot Independently Verify the Proponent's Proof of Share Ownership..

We acknowledge the Staff's continuing adherence to its position in The Hain Celestial Group, Inc. (October 1, 2008) that proof of share ownership may be submitted by an introducing broker. In addition, we acknowledge that, in News Corporation (May 27, 2010), the Staff declined to concur that a proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1) notwithstanding the fact that the proponent's proof of share ownership did not identify a custodian of the proponent's shares that was a registered holder of the company's shares or that was on the participant list obtained by the company from the DTC. In News Corporation, the DJF Discount Brokers letter,[2] which is the same pre-typed form as the Purported Verification Letter, identified the custodian as "National Financial Services Corp." As noted above, the pre-printed part of the Purported Verification Letter also identifies the custodian as "National Financial Services Corp. but, in handwriting, the "Corp." in the Letter is crossed out and instead the letters "LLL," which may have been intended to be "LLC," were written.

In News Corporation, the Staff did not accept the company's Apache argument. In Apache, the United States District Court for the Southern District of Texas rejected the proof of share ownership that Mr. Chevedden had presented with respect to his ownership of shares of

---

2 It appears that DJF Discount Brokers, Inc. is a dba for R & R Planning Group Ltd., a registered broker-dealer, according to a FINRA BrokerCheck. See Exhibit L hereto; Apache, 696 F. Supp.2d at 739 n.16. See also Exhibit K hereto.

Apache Corporation even though the proof of ownership was "the type of letter the S.E.C. staff found adequate in *Hain Celestial*." Apache, 696 F. Supp.2d at 739. The Court rejected Mr. Chevedden's interpretation of Rule 14a-8(b)(2) that companies must accept "*any* letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions," and concluded that the letters presented in Apache were not sufficient because the company had identified grounds for believing that the proof of eligibility was unreliable – there, that the submitting entity had misidentified itself as an introducing broker when it was not even a broker-dealer. See Apache, 696 F. Supp.2d at 740.

In so ruling, the Apache Court noted that, where "there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility," "a separate certification from a DTC participant allows a public company at least to verify that the participant does in fact hold the company's stock by obtaining the Cede breakdown from the DTC." Id.

The Staff must acknowledge that its decision to accept share ownership verification from introducing brokers which are not DTC members was premised on the presumed good faith, reliability, and independence of those introducing brokers. As we saw in Apache, where a purported introducing broker misidentified itself as such when it was not even a broker-dealer in the first place, this Staff presumption is not always correct. The Court there did not find it necessary to get to the bottom of why the verifying entity misidentified itself as a broker-dealer in the process of helping Mr. Chevedden provide proof of the proponent's share ownership, holding simply that that misidentification, standing alone, destroyed the reliability of the purported proof of share ownership under Rule 14a-8(b).

We do not believe that the Staff intended to say in Hain that any and all proofs of share ownership submitted by an introducing broker are acceptable under Rule 14a-8(b). We believe that, when the reliability of the proof of share ownership is highly suspect, and when a company cannot independently verify a proponent's share ownership information, the Staff may determine that the proponent has not met its burden under Rule 14a-8(b), even if the proof of ownership came from an introducing broker. Therefore, we urge the Staff to, at a minimum, clarify its position in Hain.

Here, the reliability of the Purported Verification Letter is suspect for a number of serious reasons including that it (i) appears to be a photocopy of a pre-typed, pre-signed and pre-dated form, manually completed by someone whose handwriting does not match that of the person who pre-signed the form, (ii) is identical to the pre-typed, pre-signed form Mr. Chevedden has used to verify proponents' ownership of shares in various other companies to which Mr. Chevedden has submitted shareholder proposals on behalf of such proponents, and (iii) was signed by an individual who is not independent of Mr. Chevedden. Furthermore, as the Court found in Apache, the absence of a company's ability to verify ownership information may open the door to the potential for proponent abuse in which the proponent may feel freer to provide

Morgan Lewis
COUNSELORS AT LAW

incomplete or suspect documentation. Given its lack of reliability, and the rule that the burden of proof is on the Proponent to prove his share ownership, we believe the Purported Verification Letter must be rejected under Rule 14a-8(b) and Rule 14a-8(f)(1), the Staff Legal Bulletins, and the holding of the Apache decision.

Therefore, we respectfully request that the Staff concur with our view that the Purported Verification Letter does not comply with Rule 14a-8(b), and that the Company may exclude the Rule 14a-8 Proposal Revision pursuant to Rule 14a-8(f)(1) from its 2011 proxy materials.

* * *

In conclusion, we respectfully request the Staff's concurrence with our view that the Rule 14a-8 Proposal Revision may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) either because no proof of share ownership was presented as of the submission date of the Rule 14a-8 Proposal Revision, or because the Proponent has not met his burden of proving his share ownership as of the submission date of the Original Rule 14a-8 Proposal.

Thank you for your consideration of this letter.

Sincerely,



Linda L. Griggs

Enclosures

cc: Ms. Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary
(with enclosures)

Mr. John Chevedden
(with enclosures)

Mr. Kenneth Steiner
(with enclosures)

Exhibits:

A Email dated October 6, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Proponent's Letter dated September 20, 2010 to Mr. James C. Cornelius, Chairman of the Board of Bristol-Myers Squibb Company, and the Original Rule 14a-8 Proposal.

B First Deficiency Letter dated October 12, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

C Email dated October 15, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Purported Verification Letter dated "12 October 2010," purportedly signed by Mark Filiberto, President, DJF Discount Brokers.

D Email dated November 13, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Proponent's Letter and the Rule 14a-8 Proposal Revision.

E Second Deficiency Letter dated November 23, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

F Email dated December 7, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company.

G Email dated December 8, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

H Email dated December 8, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company.

I Proof of share ownership forms dated "12 October 2010" submitted by DJF Discount Brokers with respect to the Proponent's ownership of shares of Fortune Brands, Inc., American Express Company, Verizon Communications Inc., Abbot Laboratories, Motorola, Inc., and Alcoa Inc.

J Sample additional pre-typed proof of share ownership forms submitted by DJF Discount Brokers.

K Muriel Siebert and Co., Inc. press release dated October 13, 2010, announcing the acquisition of DJF Discount Brokers' retail brokerage accounts.

L FINRA BrokerCheck Search Results.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

ATTACHMENT to Letter dated December 30, 2010, to Office of Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission

Re: Bristol-Myers Squibb Company: Omission of Shareholder Proposal Submitted by Mr. John Chevedden on Behalf of Mr. Kenneth Steiner Securities Exchange Act of 1934 Rule 14a-8

EXHIBIT LIST

A Email dated October 6, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Proponent's Letter dated September 20, 2010 to Mr. James C. Cornelius, Chairman of the Board of Bristol-Myers Squibb Company, and the Original Rule 14a-8 Proposal.

B First Deficiency Letter dated October 12, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

C Email dated October 15, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Purported Verification Letter dated "12 October 2010," purportedly signed by Mark Filiberto, President, DJF Discount Brokers.

D Email dated November 13, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, attaching the Proponent's Letter and the Rule 14a-8 Proposal Revision.

E Second Deficiency Letter dated November 23, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

F Email dated December 7, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company.

G Email dated December 8, 2010 sent by Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company, to Mr. John Chevedden.

H Email dated December 8, 2010 sent by Mr. John Chevedden to Ms. Sonia Vora, Assistant General Counsel & Assistant Corporate Secretary of Bristol-Myers Squibb Company.

I Proof of share ownership forms dated "12 October 2010" submitted by DJF Discount Brokers with respect to the Proponent's ownership of shares of Fortune Brands, Inc., American Express Company, Verizon Communications Inc., Abbot Laboratories, Motorola, Inc., and Alcoa Inc.

J Sample additional pre-typed proof of share ownership forms submitted by DJF Discount Brokers.

K Muriel Siebert and Co., Inc. press release dated October 13, 2010, announcing the acquisition of DJF Discount Brokers' retail brokerage accounts.

L FINRA BrokerCheck Search Results.

Exhibit A

Vora, Sonia

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, October 06, 2010 1:04 PM
To:	Vora, Sonia
Subject:	Rule 14a-8 Proposal (BMY)
Attachments:	CCE00004.pdf

Dear Ms. Vora,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman of the Board
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154
Phone: 212 546-4000

Dear Mr. Cornelius,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10
Date

cc: Sandra Leung
Corporate Secretary
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [olmsted7p (at) earthlink.net].

Exhibit B

Sonia Vora
Assistant General Counsel & Assistant Corporate Secretary
Law Department

 Bristol-Myers Squibb

345 Park Avenue New York, NY 10154
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

October 12, 2010

VIA EMAIL AND FEDERAL EXPRESS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on October 6, 2010, a stockholder proposal from Kenneth Steiner (the "Proponent") entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at 212-546-9966 or via e-mail at sonia.vora@bms.com.

If you have any questions with respect to the foregoing, please contact me at (609) 897-3538. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

Note to paragraph (i)(8)

Note to paragraph (i)(8): The following amended language was approved by the SEC, but stayed pending outcome of litigation:

8. Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

---

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

Vora, Sonia

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, October 15, 2010 9:58 PM
To: Vora, Sonia
Subject: Verification Letter -(BMY)
Attachments: CCE00006.pdf

Dear Ms. Vora,
Please see the attached Rule 14a-8 verification of stock ownership letter.
Sincerely,
John Chevedden
cc: Kenneth Steiner



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3200 shares of Bristol Meyers Squibb (BMY); having held at least two thousand dollars worth of the above mentioned security since the following date: 7/2/96, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Sonia Vora	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 609-897-6217	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit D

Vora, Sonia

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, November 13, 2010 12:20 AM
To: Vora, Sonia
Subject: Rule 14a-8 Proposal Revision (BMY)
Attachments: CCE00007.pdf

Dear Ms. Vora,
Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James M. Cornelius
Chairman of the Board
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154
Phone: 212 546-4000

NOVEMBER 12, 2010 REVISION

Dear Mr. Cornelius,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9/20/10



Date

cc: Sandra Leung
Corporate Secretary
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 6, 2010, November 12, 2010 Revision]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

We gave greater than 49%-support to a 2010 proposal on this same topic. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "Very High Concern" in executive pay – $18 million for James Cornelius and $10 million for Elliot Sigal. Mr. Cornelius realized more than $8 million from the vesting of stock in 2009 and was entitled to more than $30 million if he were terminated following a change of control. Executive pay practices were not aligned with shareholder interest.

Togo West, one of our newest directors, was marked a "Flagged (Problem) Director" by The Corporate Library due to his Krispy Kreme and AbitibiBowater directorships prior to both bankruptcies. Yet Mr. West and Louis Freeh (our highest negative vote-getter) were on our key Executive Pay and Nomination Committees. Three directors with long-tenure (Laurie Glimcher, Leif Johansson and Lewis Campbell) were assigned to 7 of 17 seats on our key board committees – independence concern.

Approval of 75% of shares was required to amend Article Eighth (Directors) of our charter.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Exhibit E

Sonia Vora
Assistant General Counsel & Assistant Corporate Secretary
Law Department

345 Park Avenue New York, NY 10154
Tel 609-897-3538 Fax 609-897-8217
sonia.vora@bms.com

 Bristol-Myers Squibb

November 23, 2010

VIA EMAIL AND FEDERAL EXPRESS
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on November 13, 2010, a stockholder proposal from Kenneth Steiner (the "Proponent") entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Revised Proposal"). The annotation indicates that the stockholder proposal dated November 13, 2010 (the "Revised Proposal"), replaces the stockholder proposal received on October 6, 2010 (the "Prior Proposal").

The Revised Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the Revised Proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. The prior verification letter of proof of ownership received by the Company is dated October 12, 2010 and is not as of the date of the Revised Proposal. Therefore, the Proponent has not satisfied Rule 14a-8's ownership requirements as of the date that the Revised Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Revised Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at 212-546-9966 or via e-mail at sonia.vora@bms.com.

If you have any questions with respect to the foregoing, please contact me at (609) 897-3538. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Sonia Vora
Assistant General Counsel &
Assistant Corporate Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

Note to paragraph (i)(8)

Note to paragraph (i)(8): The following amended language was approved by the SEC, but stayed pending outcome of litigation:

8. Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

---

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit F

Vora, Sonia

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, December 07, 2010 1:01 AM
To:	Vora, Sonia
Subject:	One Rule 14a-8 Proposal and Two Proposals Claimed by Company (BMY)

Dear Ms. Vora, The "enclosure" with the company November 23, 2010 letter is not consistent with the letter. The enclosure of Rule 14a-8 – Proposals of Security Holders refers to making a "revision." However the enclosure does not state that such a revision constitutes two proposals. Will the company withdraw the enclosure in order to have a clear and consistent November 23, 2010 letter.

Sincerely,
John Chevedden
cc: Kenneth Steiner

Exhibit G

From: Vora, Sonia
Sent: Wednesday, December 08, 2010 7:26 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: One Rule 14a-8 Proposal and Two Proposals Claimed by Company (BMY) ,

Dear Mr. Chevedden,

I see no reason to withdraw a copy of the 14a-8 rules that I enclosed with my letter.

This reminds you that your 14-day period to provide proof of ownership expires today.

Regards,
Sonia Vora
Assistant General Counsel & Assistant Corporate Secretary
Bristol-Myers Squibb Company
(609) 897-3538

Exhibit H

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 08, 2010 11:20 PM
To: Vora, Sonia
Subject: One Rule 14a-8 Proposal and Two Broker Letters Demanded by Company (BMY) ,

Dear Ms. Vora, Thank you for your response. However it does not provide any clarification to the conflicted company position in its demand for two broker letters for one proposal. The company has already accepted the proponent's broker letter and his commitment to continue to own the required stock through the 2011 annual meeting.

The company attached rule 14a-8 to the company demand letter. Rule 14a-8 refers to a proposal revision without any requirement for an additional broker letter. However the company has not provided any clarification to support its unsupported position such as a citation in a Staff Legal Bulletin in regard to rule 14a-8 proposals. Staff Legal Bulletins make a number of references to rule 14a-8 proposal revisions, yet the company has not provided one example of a corresponding requirement to produce an additional broker letter "as of the date that the Revised Proposal was submitted to the Company."
Sincerely,
John Chevedden
cc: Kenneth Steiner

Exhibit I

Exhibit C



Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/10, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-484-4490	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number __________________, held with National Financial Services ~~Corp.~~ LLC. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Carol Schwartz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-640-0135	Fax #



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809 shares of Verizon Communications Inc. (VZ); having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,



Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mary Louise Weber	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16 ***
Fax # 908-696-2068	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DJF DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Abbott Laboratories (ABT); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To John Berry	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 847-938-9492	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # FISMA & OMB Memorandum M-07-16
Fax # 212-836-2807	Fax #



DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Michelle Warner	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-576-3628	Fax #	

Exhibit J



DISCOUNT BROKERS

Date: 27 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number _______, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4100 shares of McGRAW-HILL Cos Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/21/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 8200 shares of Alcoa Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/7/05 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 25 June 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 800 shares of Hain Celestial Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/11/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 6-25-10	# of pages ▶
To Ira Lenel	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 631-730-2550 -2556	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323


DJF
DISCOUNT BROKERS

Date: 5 MAY 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2600 shares of News Corp Class B; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/21/2008, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 5-7-10	# of pages ▶
To Laura O'Leary	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-852-7145	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 23 April 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Del Monte Foods Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/7/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 4-23-10	# of pages ▶
To Isobel Jones	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 415-247-3263	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 20 April 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 3700 shares of Symantec Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/11/1998, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 4-20-10 # of pages ▶
To Gregory King	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 650-429-5249	Fax #



DISCOUNT BROKERS

Date: 13 Jan 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2100 shares of Staples Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 12/22/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 1-13-10	# of pages ▶
To Cristina Gonzalez	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 508-305-8071	Fax #	



DISCOUNT BROKERS

Date: 23 Nov 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 4000 shares of Liz Claiborne Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/16/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-23-09	# of pages ▶
To Christopher DiNardo	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 201-295-7851	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516 328-2323



DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number__________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 11200 shares of Intel Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/27/06, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ___, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1000 shares of International Paper Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/30/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-09 # of pages ▶
To Joseph Saab	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 901-214-1234	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 5 September 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 600 shares of Becton Dickinson Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/16/99, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323



DISCOUNT BROKERS

Date: 19 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1109 shares of Verizon Communications; having held at least two thousand dollars worth of the above mentioned security since the following date: 10 Aug '00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

Exhibit K





October 13, 2010 10:03 AM Eastern Time

Muriel Siebert & Co., Inc., Acquires Retail Accounts of DJF Discount Brokerage, a Division of R&R Planning Group Ltd.

Sixth Acquisition Is In Line with Continuing Strategy of Selective Expansion

NEW YORK--(BUSINESS WIRE)--Muriel Siebert & Co., Inc., a wholly-owned subsidiary of Siebert Financial Corp. (NASDAQ:SIEB), today announced the acquisition of the retail brokerage accounts of the DJF Discount Brokerage Division of Lake Success, NY-based R&R Planning Group, Ltd. Terms of the acquisition were not disclosed. The company said that a majority of the acquired customer base is centered in the New York tri-state area where Siebert also has a strong presence and is headquartered.

"This transaction furthers our core strategy of growth through acquisition of compatible accounts," said Ms. Siebert, president and chairwoman of Siebert. "We look forward to welcoming these accounts to the Siebert family and providing them with excellent customer support and service."

"This transaction furthers our core strategy of growth through acquisition of compatible accounts"

As customers of Siebert, customers of DJF Discount Brokerage will continue to receive the same discounted commission rates on their stock and option trades and, through Siebert's clearing agent, National Financial Services LLC, the highest level of account protection currently available in the industry.* Additionally, they will have lower margin rates and free access to an expanded independent research offering. Through the participation of Siebert's Capital Markets Group in global equity and debt underwritings, they may also have access to new-issue equity and debt securities.

R&R Planning Group, Ltd. was founded in 1992. With this transaction the firm exits the agency retail brokerage business.

The transaction marks the sixth acquisition in the past 12 years for Siebert Financial. Previously, Siebert purchased the retail discount brokerage accounts of Andrew Peck Associates, Inc. in Jersey City, NJ, Wall Street Discount Corp. in New York, Your Discount Broker, Inc. of South Florida, TradeStation Securities Inc. of Boca Raton, and the Boca Raton Accounts of State Discount Brokers.

Siebert Financial Corp. is a holding company, which conducts all its brokerage operations through its wholly-owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"). A member of the New York Stock Exchange, Siebert was one of the first stock brokerage firms in the U.S. to adopt a discounted commission schedule on May 1, 1975, when discounting was first permitted. Muriel Siebert & Co., Inc., owns 49% of Siebert, Brandford, Shank & Co., LLC, which provides municipal underwriting and financial advisory services to state and local governments across the nation for the funding of education, housing, health services, transportation, utilities, capital facilities, redevelopment and general infrastructure projects.

Siebert is based in New York City with additional retail branches in Boca Raton, West Palm Beach, Surfside and Naples, Florida; Beverly Hills, California; and Jersey City, New Jersey. Siebert, Brandford, Shank & Co. has offices in Anchorage, Atlanta, Baton Rouge, Chicago, Dallas, Detroit, Fort Worth, Fort Lauderdale, Honolulu, Houston, Los Angeles, Miami, Newark, New York, Oakland, San Antonio, San Diego, Seattle, St. Louis and Washington, D.C.

* Securities in accounts carried by National Financial Services LLC ("NFS"), a Fidelity Investments company, are protected in accordance with the Securities Investor Protection Corporation ("SIPC") up to $500,000 (including up to $100,000 for cash awaiting reinvestment). NFS also has arranged for coverage above these limits to the maximum level of excess SIPC protection currently available in the brokerage industry. This excess SIPC coverage is provided by Lloyd's of London together with Axis Specialty Europe Ltd. and Munich Reinsurance Co. Total aggregate excess SIPC coverage available through NFS's

excess SIPC policy is $1 billion. Within NFS's excess SIPC coverage, there is no per account dollar limit on coverage of securities, but there is a per account limit of $1.9 million on coverage of cash awaiting investment, which brings the total of cash coverage through SIPC and excess of SIPC to $2 million for each account. Neither coverage protects against a decline in the market value of securities, nor does either coverage extend to certain securities that are considered ineligible for coverage. For more details on SIPC, or to request a SIPC brochure, visit www.sipc.org or call 1-202-371-8300.

Statements in this press release concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and other factors include, changes in general economic and market conditions, fluctuations in volume and prices of securities, changes and prospects for changes in interest rates and demand for brokerage and investment banking services, increases in competition within and without the discount brokerage business through broader service offerings or otherwise, competition from electronic discount brokerage firms offering greater discounts on commissions than Siebert, prevalence of a flat fee environment, decline in participation in equity or municipal finance underwriting, decreased ticket volume in the discount brokerage division, limited trading opportunities, increases in expenses, changes in net capital or other regulatory requirements. As a result of these and other factors, Siebert may experience material fluctuations in its operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results, and stock price, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in "forward-looking statements" are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Accordingly, investors are cautioned not to place undue reliance on any such "forward-looking statements," and the Company disclaims any obligation to update the information contained herein or to publicly announce the result of any revisions to such "forward-looking statements" to reflect future events or developments. An investment in Siebert involves various risks, including those mentioned above and those, which are detailed from time to time in Siebert's Securities and Exchange Commission filings. Copies of the company's SEC filings may be obtained by contacting the company or the SEC.

Contacts

Rubenstein Associates—Public Relations
Laura Hynes-Keller, 212-843-8095
lhynes@rubenstein.com

Permalink: http://www.businesswire.com/news/home/20101013005475/en/Muriel-Siebert-Acquires-Retail-Accounts-DJF-Discount


Business Wire

Exhibit L



FINRA BrokerCheck - Search Results

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Below is a list of all possible matches that were returned based on the search criteria you provided. Review the information below to determine the brokerage firm or individual broker you would like to view. Select the brokerage firm or individual broker to view the information available on BrokerCheck.

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Matched Name▲ (CRD#)	Legal Name	Business Name (If Different)	FINRA Status
DJF DISCOUNT BROKERS, INC. (30882)	R & R PLANNING GROUP LTD		Active